    As Filed with the Securities and Exchange Commission on January 25, 2002

                                                      Registration No. 333-68114

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                 SOUTHERN FARM BUREAU LIFE VARIABLE LIFE ACCOUNT
                              (EXACT NAME OF TRUST)

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              1401 Livingston Lane
                           Jackson, Mississippi 39213
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

     (NAME AND COMPLETE ADDRESS
     OF AGENT FOR SERVICE)                    COPY TO:

Joseph A. Purvis, Esq.                        Stephen E. Roth, Esq.
Southern Farm Bureau Life Insurance Company   Sutherland Asbill & Brennan LLP
1401 Livingston Lane                          1275 Pennsylvania Avenue, N.W.
Jackson, Mississippi 39213                    Washington, DC  20004-2415

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement

   SECURITIES BEING OFFERED: Adjustable Premium Variable Life Insurance Policy

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                    issued by
           SOUTHERN FARM BUREAU LIFE VARIABLE LIFE ACCOUNT
                                       and
                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                              1401 LIVINGSTON LANE
                           JACKSON, MISSISSIPPI 39213
                                 (601) 981-7422

PROSPECTUS
____________, 2002


This prospectus describes an adjustable premium variable life insurance policy ("Policy") offered by Southern Farm Bureau Life Insurance Company (the "Company"). The Company designed the Policy to be long-term in nature in order to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective owner should know before investing in the Policy. Certain Policy provisions may vary based on the state where the Company issues the Policy. You should consider the Policy in conjunction with other insurance you own since it may not be advantageous to replace existing insurance with the Policy.

You can allocate your Policy's values to:

    - Southern Farm Bureau Life Variable Life Account (the "Separate Account"), which invests in the portfolios of the Funds listed on this page; or

    -   a Declared Interest Option, which credits a specified rate of interest.

A prospectus for each of the Funds available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.


    The following portfolios of the Funds listed below are available:

T. ROWE PRICE EQUITY SERIES, INC.
    Equity Income Portfolio
    Mid-Cap Growth Portfolio
    Personal Strategy Balanced Portfolio

T. ROWE PRICE FIXED INCOME SERIES, INC.
    Limited-Term Bond Portfolio
    Prime Reserve Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
    VIP Growth Portfolio
    VIP High Income Portfolio
    VIP Overseas Portfolio
    VIP Contrafund Portfolio
    VIP Index 500 Portfolio

THE POLICIES AND THE FUNDS' PORTFOLIOS:
    -   ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;
    -   ARE NOT FEDERALLY INSURED;
    -   ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND
    -   ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.



           THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
          DISAPPROVED THIS POLICY OR DETERMINED THAT THIS PROSPECTUS IS
            ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

  TABLE OF CONTENTS


  GLOSSARY                                                                     1
  POLICY SUMMARY                                                               3
       THE POLICY                                                              3
       PREMIUMS                                                                3
       INVESTMENT OPTIONS                                                      4
           DECLARED INTEREST OPTION:                                           4
           SEPARATE ACCOUNT:                                                   4
       ACCUMULATED VALUE                                                       4
       CHARGES AND DEDUCTIONS                                                  5
       SURRENDERS AND PARTIAL WITHDRAWALS                                      7
       DEATH BENEFIT                                                           7
       TRANSFERS                                                               7
       LOANS                                                                   8
       ILLUSTRATIONS                                                           8
  RISK SUMMARY                                                                 8
  THE COMPANY AND THE DECLARED INTEREST OPTION                                10
       SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY                            10
       THE DECLARED INTEREST OPTION                                           10
  THE SEPARATE ACCOUNT AND THE PORTFOLIOS                                     10
       THE SEPARATE ACCOUNT                                                   10
       THE PORTFOLIOS                                                         11
       VOTING PORTFOLIO SHARES                                                13
  THE POLICY                                                                  14
       PURCHASING A POLICY                                                    14
       WHEN INSURANCE COVERAGE TAKES EFFECT                                   14
       CANCELING A POLICY (FREE-LOOK RIGHT)                                   15
       OWNERSHIP RIGHTS                                                       15
  PREMIUMS                                                                    17
       PREMIUM FLEXIBILITY                                                    17
       ALLOCATING PREMIUMS                                                    18
  POLICY VALUES                                                               19
       ACCUMULATED VALUE                                                      19
       NET SURRENDER VALUE                                                    19
       VARIABLE ACCUMULATED VALUE                                             19
       UNIT VALUE                                                             20
       DECLARED INTEREST OPTION ACCUMULATED VALUE                             21
  CHARGES AND DEDUCTIONS                                                      21
       PREMIUM EXPENSE CHARGE                                                 22
       MONTHLY DEDUCTION                                                      22
       MORTALITY AND EXPENSE RISK CHARGE                                      23
       SURRENDER AND WITHDRAWAL CHARGES                                       23
       TRANSFER CHARGE                                                        24
       PORTFOLIO EXPENSES                                                     24
  DEATH BENEFIT                                                               25
       DEATH PROCEEDS                                                         25
       DEATH BENEFIT                                                          25
       CHANGING THE SPECIFIED AMOUNT                                          25

  SURRENDERS AND PARTIAL WITHDRAWALS                                          26
       SURRENDERS                                                             26
       WITHDRAWALS                                                            27
  TRANSFERS                                                                   27
       DOLLAR COST AVERAGING                                                  28
       ASSET REBALANCING PROGRAM                                              29
  LOANS                                                                       29
       LOAN CONDITIONS                                                        30
       EFFECT OF POLICY LOANS                                                 30
  POLICY LAPSE AND REINSTATEMENT                                              31
       LAPSE                                                                  31
       REINSTATEMENT                                                          31
  FEDERAL TAX CONSIDERATIONS                                                  32
  OTHER POLICY INFORMATION                                                    34
       PAYMENT OF POLICY BENEFITS                                             34
       OUR RIGHT TO CONTEST THE POLICY                                        35
       SUICIDE EXCLUSION                                                      36
       MISSTATEMENT OF AGE OR SEX                                             36
       MODIFYING THE POLICY                                                   36
       REPORTS TO OWNERS                                                      36
       RECORDS                                                                37
       POLICY TERMINATION                                                     37
       SUPPLEMENTAL BENEFITS AND RIDERS                                       37
  PERFORMANCE DATA                                                            38
  ADDITIONAL INFORMATION                                                      38
       SALE OF THE POLICIES                                                   38
       LEGAL MATTERS                                                          39
       LEGAL PROCEEDINGS                                                      39
       FINANCIAL STATEMENTS                                                   39
       EXPERTS                                                                39
       EXECUTIVE OFFICERS AND DIRECTORS                                       40
  APPENDIX A ILLUSTRATIONS                                                   A-1
  APPENDIX B TABLE OF DEATH BENEFIT FACTORS                                  B-1





                                       ii
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GLOSSARY

ACCUMULATED VALUE: Accumulated Value is the sum of the values of the Policy in each Subaccount of the Separate Account, and the value of the Policy in the Declared Interest Option including amounts securing loans.

ATTAINED AGE: The Insured's age at issue plus the number of Policy Years since the Policy Date.

BASIC ANNUAL PREMIUM: The basic annual premium as shown on the Policy schedule page. We determine the amount of this premium based on the Insured's age, sex, and underwriting class, and certain assumptions allowed by law.

BENEFICIARY: The person or entity the Owner named in the application, or by later designation, to receive the death proceeds upon the Insured's death.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any local or regional business holidays designated in this prospectus; (2) any period when the Securities and Exchange Commission ("SEC") determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or
(3) such other periods as the SEC may permit for the protection of security holders of a Fund. Assets are valued at the close of the Business Day (3:00 p.m. Central Time).

COMPANY, WE, US, OUR, HOME OFFICE: Southern Farm Bureau Life Insurance Company, 1401 Livingston Lane, Jackson, Mississippi 39213, telephone: 601-981-7422.

DECLARED INTEREST OPTION: An account in which the Accumulated Value accrues interest at no less than the guaranteed minimum interest rate. The Declared Interest Option is part of Our General Account.

DUE PROOF OF DEATH: Proof of the Insured's death that is satisfactory to us. Such proof may consist of: (a) a certified copy of the death certificate; (b) a certified copy of a court decree reciting a finding of death; or (c) any other proof we find satisfactory.

FUND: An open-end, diversified management investment company in which the Separate Account invests.

GENERAL ACCOUNT: All our assets other than those allocated to the Separate Account or any other separate account. We have complete ownership and control of the assets of the General Account.

GRACE PERIOD: The 61-day period after which a Policy will lapse, if you do not make a sufficient payment.

INDEBTEDNESS: The sum of all outstanding Policy loans and any due and unpaid loan interest.

INSURED: The person upon whose life we issue a Policy.

MATURITY DATE: The Insured's age 100.

MONTHLY DEDUCTION DAY: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day.

NET ACCUMULATED VALUE: The Accumulated Value minus any outstanding Indebtedness.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge and any applicable premium taxes. The Company will allocate this amount, according to the Owner's instructions, among the Declared Interest Option and the Subaccounts of the Separate Account.

NET SURRENDER VALUE: The Surrender Value minus any Indebtedness.

OWNER, YOU, YOUR: The person named in the application who owns a Policy.

POLICY ANNIVERSARY: The same date as the Policy Date in each year following the first Policy Year.

POLICY DATE: The date printed on the Policy schedule page that we use to determine Policy Years, Policy Months and Policy Anniversaries. Your Policy will be effective as of this date if you and the Insured meet our requirements. If the Policy Date would otherwise fall on the 29th, 30th or 31st of the month, the Policy Date will be the 28th.

POLICY MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

POLICY YEAR: A 12-month period that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO: A separate investment portfolio of a Fund. Each Subaccount invests exclusively in one portfolio of a Fund.

SCHEDULED PREMIUM: This is the scheduled premium amount shown on the Policy schedule page for which we will provide premium notices or accept by bank draft or electronic funds transfer.

SEPARATE ACCOUNT: Southern Farm Bureau Life Variable Life Account, a separate investment account the Company established to receive and invest net premiums paid under the Policies.

SPECIFIED AMOUNT: The minimum death benefit under a Policy so long as the Policy remains in force. The schedule page sets forth the Specified Amount as of the Policy Date.

SUBACCOUNT: A subdivision of the Separate Account, which invests exclusively in shares of a designated portfolio of a Fund.

SURRENDER CHARGES: Charges we assess at the time of any surrender during the first 10 Policy Years and during the 10 years following an increase in Specified Amount.

SURRENDER VALUE: The Accumulated Value minus any surrender charges.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

POLICY SUMMARY


This summary describes the Policy's important features and corresponds to prospectus sections that discuss the topics in more detail. The Glossary defines certain words and phrases used in this prospectus.

THE POLICY

     - The Policy is an adjustable premium variable life insurance policy providing for:

               -> death proceeds payable to the Beneficiary upon the Insured's death,

               ->  Accumulated Value,

               ->  withdrawal and surrender options, and

               ->  loan privileges.

     - We normally issue a Policy for a minimum Specified Amount of $100,000, or the Specified Amount purchased by a single premium payment of at least $5,000.

     - You have flexibility in determining the frequency and amount of premiums. (See "THE POLICY -- Premiums.")

     - Accumulated Value in the Separate Account may increase or decrease, depending upon the investment performance of the assets supporting the Policy. You bear the investment risk of any depreciation of, and reap the benefit of any appreciation in, the value of the underlying assets for amounts in the Separate Account.

     - If the Insured is alive and the Policy is in force on the Maturity Date, we will pay you the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Indebtedness.

     - CANCELING A POLICY. You may examine and cancel the Policy by returning it to us before midnight of the 30th day after you receive it. We will refund you the greater of: (1) premiums paid minus withdrawals; or (2) the Accumulated Value on the Business Day we receive the Policy plus any charges we deducted. (See "THE POLICY-- Canceling a Policy (Free Look Right)."

PREMIUMS

     - When you apply for the Policy, you can select a premium payment mode (schedule) to pay planned periodic premiums monthly, semi-annually, or annually. You are not required to pay premiums according to the payment mode. However, you may increase your risk of lapse if you do not regularly pay premiums. Before the Policy takes effect, you must pay an initial premium at least equal to the full first premium for the payment mode you selected. The full first premium for annual payment modes is the basic annual premium.

            The first full premium for monthly payment modes is the basic annual premium divided by 12; and the first full premium for semi-annual payment modes is the basic annual premium divided by 2.

     - After you pay the initial premium, you can pay subsequent premiums at any time before the maturity date, and in any amount of at least $15. We may refuse to accept any premiums in excess of the basic annual premium in any Policy Year. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. For monthly premium payments, you must participate in our automatic payment plan.

     - PAYING YOUR SCHEDULED PREMIUM WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Even if you make your scheduled premium payments, your Policy will lapse (terminate without value) if the Net Accumulated Value (during the first three Policy Years) or the Net Surrender Value (after the first three Policy Years) is not enough to pay the monthly deduction due, and a 61-day grace period expires without a sufficient payment. You may reinstate a lapsed Policy if you meet certain requirements.

INVESTMENT OPTIONS

DECLARED INTEREST OPTION

     - You may direct money in your Policy to the Declared Interest Option where it earns at least 4% annual interest. We may declare higher rates of interest, at our discretion.

SEPARATE ACCOUNT

     - You may direct money in your Policy to any Subaccounts of the Separate Account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE IN EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

     - Each Subaccount invests exclusively in one of the following portfolios:


 - T. ROWE PRICE EQUITY SERIES, INC.         - FIDELITY VARIABLE INSURANCE
      Equity Income Portfolio                  PRODUCTS FUNDS
      Mid-Cap Growth Portfolio                    VIP Growth Portfolio
      Personal Strategy Balanced Portfolio        VIP High Income Portfolio
                                                  VIP Overseas Portfolio
 - T. ROWE PRICE FIXED INCOME SERIES, INC.        VIP Contrafund Portfolio
      Limited-Term Bond Portfolio                 VIP Index 500 Portfolio
      Prime Reserve Portfolio


ACCUMULATED VALUE

- Accumulated Value is the sum of your amounts in the Subaccounts and the Declared Interest Option. Accumulated Value is the starting point for calculating important values under the Policy, such as the Net Surrender Value and the death proceeds.

- Accumulated Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Declared Interest Option, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM ACCUMULATED VALUE IN THE SEPARATE ACCOUNT.

- We place any money we receive from you in a non-interest bearing suspense account until the date when you satisfy all administrative and underwriting requirements for the Policy and pay a sufficient initial premium. Once those requirements have been met, we then transfer the net premium to the Money Market Subaccount (i.e., the Prime Reserve Portfolio). On the Business Day on or next following the 35th day after we print the Policy to be mailed to your registered representative, we will transfer the amounts in the Money Market Subaccount among the Subaccounts and the Declared Interest Option in accordance with your allocation instructions. Thereafter, we will allocate all net premiums in accordance with your most recent allocation instructions. See "Allocating Premiums."

CHARGES AND DEDUCTIONS

We assess the following charges under the Policy to compensate us for services and benefits we provide, costs and expenses we incur, and risks we assume relating to the Policy. See "Distribution of the Policies" for information on compensation received by persons selling the Policy.

$ PREMIUM EXPENSE CHARGE: For each Policy Year, we currently deduct a premium expense charge equal to 10% of the premium paid in that Policy Year up to the basic annual premium, and 3% of such premium paid in that Policy Year in excess of the basic annual premium. After we deduct this charge, we credit the remaining amount (the net premium) according to your allocation instructions. This charge may increase or decrease, but will not exceed 12% of all premiums paid.

$ MONTHLY DEDUCTION: On the Policy Date and on each Monthly Deduction Day thereafter (as applicable), we deduct from the Accumulated Value:

        -  the cost of insurance charge;

        - the $6 monthly Policy expense charge (We may increase this charge to a maximum of $10 per month.)

        -  charges for any riders

$    SURRENDER CHARGES:

  - SURRENDER CHARGES: During the first 10 Policy Years, and for the first 10 Policy Years following an increase in Specified Amount, we deduct a surrender charge if you surrender the Policy or it lapses. We calculate the surrender charges as a percentage of an amount equal to one basic annual premium for the period in which the surrender occurs as follows:

                         POLICY YEAR        SURRENDER CHARGES AS A PERCENTAGE OF
                                                    BASIC ANNUAL PREMIUM
                              1                              50%
                              2                              45%
                              3                              40%

                         POLICY YEAR        SURRENDER CHARGES AS A PERCENTAGE OF
                                                    BASIC ANNUAL PREMIUM
                              4                              35%
                              5                              30%
                              6                              25%
                              7                              20%
                              8                              15%
                              9                              10%
                             10                              5%
                             11+                             0%

$ PARTIAL WITHDRAWAL CHARGES: For each partial withdrawal, we deduct the lesser of $25 or 2% of the amount withdrawn from the remaining Accumulated Value.

$ MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge equal to an annual rate of 1.05% of the average daily net assets of the Separate Account.

$ TRANSFER CHARGE: We may currently deduct a $25 charge (from the amount transferred) for the 13th and each additional transfer in a Policy Year. We guarantee that this charge will not exceed $40.

$ PORTFOLIO EXPENSES: The portfolios deduct management fees and other expenses from their assets. These total annual expenses (shown in the following table) vary by portfolio and, for the fiscal year ended December 31, 2000, ranged from 0.33% to 0.90% per year of average portfolio assets.

  The following table shows the management fees, other expenses and total annual expenses charged by the portfolios for the fiscal year ended December 31, 2000. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. Expenses of the portfolios may be higher or lower in the future. Please refer to the portfolios' prospectuses for more information.

  ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average portfolio assets)

                                                              MANAGEMENT        OTHER EXPENSES      TOTAL ANNUAL
              PORTFOLIO NAME                                     FEES                                 EXPENSES
T. Rowe Price Equity Series, Inc.
      Equity Income Portfolio                                    0.85%               0.00%              0.85%
      Mid-Cap Growth Portfolio                                   0.85%               0.00%              0.85%
      Personal Strategy Balanced Portfolio                       0.90%               0.00%              0.90%

T. Rowe Price Fixed Income Series, Inc.
      Limited-Term Bond Portfolio                                0.70%               0.00%              0.70%
      Prime Reserve Portfolio                                    0.55%               0.00%              0.55%

                                                              MANAGEMENT        OTHER EXPENSES      TOTAL ANNUAL
              PORTFOLIO NAME                                     FEES                                 EXPENSES
Fidelity Variable Insurance Products Funds
      VIP Growth Portfolio                                       0.57%               0.08%           0.65%(1) (2)
      VIP High Income Portfolio                                  0.58%               0.10%           0.68%(2)
      VIP Overseas Portfolio                                     0.72%               0.17%           0.89%(1) (2)
      VIP Contrafund Portfolio                                   0.57%               0.09%           0.66%(1) (2)
      VIP Index 500 Portfolio                                    0.24%               0.09%           0.33%(2)

     (1) A portion of the brokerage commissions that certain portfolios pay is used to reduce Fund expenses. In addition, certain portfolios have entered into arrangements with their custodian whereby, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. The amounts shown in the table do not include these reductions. Including these reductions, the total portfolio operating expenses presented in the preceding table would have been:
           Growth Portfolio - 0.64%, Overseas Portfolio - 0.87% and Contrafund Portfolio - 0.63%.

     (2) The Funds' manager has voluntarily agreed to reimburse the expenses of each portfolio if they exceed the following level of expenses:
           Growth Portfolio - 1.50%; High Income Portfolio - 1.00%; Overseas Portfolio - 1.50%; Contrafund Portfolio - 1.00%; and Index 500 Portfolio - 0.28%. The Funds' manager may discontinue this arrangement at any time in its sole discretion.

SURRENDERS AND PARTIAL WITHDRAWALS

- SURRENDER: At any time while the Policy is in force, you may make a request to surrender your Policy and receive the Net Surrender Value. You cannot reinstate a surrendered Policy. A SURRENDER MAY HAVE TAX CONSEQUENCES. See "Federal Tax Considerations."

- PARTIAL WITHDRAWALS: You may make a written request to withdraw at least $500 of the Net Surrender Value. Your Net Surrender Value after a partial withdrawal must be at least $5,000. PARTIAL WITHDRAWALS MAY HAVE TAX CONSEQUENCES. See "Federal Tax Considerations."

DEATH BENEFIT

- DEATH PROCEEDS: We pay death proceeds to the beneficiary upon receiving due proof of the Insured's death and after any necessary claims requirements or investigations are completed. The death proceeds equal the death benefit less any Indebtedness and unpaid monthly deductions. The death benefit is the greater of

           ->    the Specified Amount; OR

           -> the Accumulated Value multiplied by the death benefit factor for the Insured's Attained Age. See the Table of Death Benefit Factors.

TRANSFERS

-    You may make transfers among the Subaccounts and the Declared Interest
     Option.

- We may currently charge $25 (maximum $40) for the 13th and each additional transfer during a Policy Year.

- The minimum amount you may transfer from a Subaccount or the Declared Interest Option is the lesser of $100 or the total Accumulated Value in the Subaccount or the Declared Interest Option.

LOANS

- You may take a loan from your Policy at any time. The maximum loan amount you may take is the Surrender Value. You may increase your risk of lapse if you take a loan. LOANS MAY HAVE TAX CONSEQUENCES. See "Federal Tax Considerations."

- We charge you an annual interest rate of 8% on your loan. Charged interest is due and payable at the end of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues additional interest at the same rate if it is not paid by the end of the Policy Year.

- As collateral for the loan, we segregate an amount equal to the loan in the Declared Interest Option. These amounts may earn less interest than other amounts in the Declared Interest Option.

- You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force.

- We deduct any Indebtedness from the Accumulated Value upon surrender, and from the death proceeds payable on the Insured's death.

ILLUSTRATIONS

The illustrations provided in Appendix A at the end of this prospectus illustrate death proceeds, Accumulated Values, and Net Surrender Values. These illustrations are based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical Insured. Your rates of return and insurance charges may be higher or lower than these illustrations. YOU SHOULD OBTAIN A PERSONALIZED ILLUSTRATION BEFORE PURCHASING A POLICY.

RISK SUMMARY

The following are some of the risks associated with the Policy.


                 If you invest your Accumulated Value in one or more
  INVESTMENT     Subaccounts, then you will be subject to the risk that
  RISK           investment performance will be unfavorable and that the
                 Accumulated Value will decrease. You COULD lose everything you invest. If you allocate net premiums to the Declared Interest
                 Option, we will credit your Accumulated Value (in the Declared
                 Interest Option) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

  RISK OF        PAYING YOUR SCHEDULED PREMIUM WILL NOT NECESSARILY KEEP YOUR
  LAPSE          POLICY IN FORCE. Even if you make your scheduled premium
                 payments, your Policy will lapse (terminate without value) if the Net Accumulated Value (during the first three Policy Years) or the Net Surrender Value (after the first three Policy Years) is not enough to pay the monthly deduction due, and a 61-day grace period expires without a sufficient payment.

  TAX RISKS      We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law, so that the death proceeds paid to the beneficiary will not be subject to Federal income tax. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to Policies issued on a substandard basis.

                 Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans generally will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

                 SEE "Federal Tax Considerations." YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL POLICY-RELATED TAX MATTERS.

  SURRENDER      The surrender charges under this Policy apply for 10 Policy
    RISKS        Years after the Policy Date. Additional surrender charges will apply for 10 years from the date of any increase in Specified
                 Amount.

                 Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges affect the Net Surrender Value which (after the first three Policy Years) is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See "Risk of Lapse," above.

  LOAN RISKS     A Policy loan, whether or not repaid, will affect Accumulated
                 Value over time because we segregate the amount of the loan in the Declared Interest Option as collateral. The loan collateral does not participate in the investment performance of the Subaccounts. The loan collateral also may earn a lower interest rate than unloaned amounts in the Declared Interest Option.

                 We reduce the amount we pay on the Insured's death by the amount of any Indebtedness. Your Policy may lapse if your Indebtedness reduces the Net Surrender Value to zero.

THE COMPANY AND THE DECLARED INTEREST OPTION


SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

Southern Farm Bureau Life Insurance Company was incorporated on October 30, 1946, as a stock life insurance company in the State of Mississippi and is principally engaged in the offering of life insurance policies and annuity contracts. We are admitted to do business in 13 jurisdictions: the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia; and the Commonwealth of Puerto Rico.

THE DECLARED INTEREST OPTION

The Declared Interest Option is part of our general account. We own the assets in the general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. Subject to applicable law, the Company has sole discretion over investment of the Declared Interest Option's assets. The Company bears the full investment risk for all amounts allocated or transferred to the Declared Interest Option. We guarantee that the amounts allocated to the Declared Interest Option will accrue interest daily at a net effective annual interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. Accumulated Value in the Declared Interest Option will not share in the investment performance of our general account.

The Company, in its sole discretion, may establish a current interest rate that will accrue daily on amounts held in the Declared Interest Option. For each amount allocated or transferred to the Declared Interest Option, we apply the current interest rate. We reserve the right to declare a new current interest rate on this amount and accrued interest thereon, in our sole discretion. You assume the risk that interest credited to amounts in the Declared Interest Option may not exceed the minimum 4% guaranteed rate.

WE HAVE NOT REGISTERED THE DECLARED INTEREST OPTION WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE DECLARED INTEREST OPTION.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS


THE SEPARATE ACCOUNT

We established Southern Farm Bureau Life Variable Life Account as a separate investment account under Mississippi law on October 16, 2000. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

We have divided the Separate Account into Subaccounts, each of which invests in shares of one portfolio among the following mutual funds:

     - T. Rowe Price Equity Series, Inc. (managed by T. Rowe Price Associates, Inc.)

     - T. Rowe Price Fixed Income Series, Inc. (managed by T. Rowe Price Associates, Inc.)

     - Fidelity Variable Insurance Products Funds (managed by Fidelity Management & Research Company)

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a Subaccount of the Separate Account reflect the Subaccount's own investment performance and not the investment performance of our other assets. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, we reserve the right to:

      1. Deregister the Separate Account under the Investment Company Act of 1940 if such registration is no longer required, or operate the Separate Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law;

      2. Restrict or eliminate any voting rights of owners, or other persons who have voting rights as to the Separate Account;

      3.      Combine the Separate Account with other separate accounts; or

      4. Make any changes required by the Investment Company Act of 1940 or any other law.

We may substitute another Subaccount, portfolio, or insurance company separate account under the Policy if, in our judgment, investment in a Subaccount or portfolio would no longer be possible or becomes inappropriate to the purpose of the Policy, or if investment in another Subaccount or insurance company separate account is in the best interest of Owners. We will not make any such substitution or other changes without receiving any necessary prior approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

THE PORTFOLIOS

Each Subaccount of the Separate Account invests exclusively in shares of one portfolio. Each portfolio is part of a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain Subaccounts and corresponding portfolios may not be available to residents of some states.

The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the portfolios. You should read these prospectuses carefully.

-----------------------------------------------------------------------------------------------------------------
            PORTFOLIO                                            INVESTMENT OBJECTIVE
-----------------------------------------------------------------------------------------------------------------
  T. Rowe Price Equity Income     -    This Portfolio seeks to provide substantial dividend income as well as
  Portfolio                            long-term growth of capital through investments in the common stocks of established companies.

  T. Rowe Price                   -    This Portfolio seeks to provide long-term capital appreciation by investing
  Mid-Cap Growth Portfolio             primarily in mid-cap stocks with the potential for above-average earnings growth.

  T. Rowe Price                   -    This Portfolio seeks the highest total return over time consistent with an
  Personal Strategy                    emphasis on both capital appreciation and income.
  Balanced Portfolio

  T. Rowe Price                   -    This Portfolio seeks a high level of income consistent with moderate
  Limited-Term Bond                    fluctuations in principal value.
  Portfolio

  T. Rowe Price Prime Reserve     -    This Portfolio seeks preservation of capital and liquidity and, consistent
  Portfolio                            with these, the highest possible current income. This Portfolio invests in high-quality U.S. dollar-denominated money market securities.

  Fidelity VIP Growth             -    This Portfolio seeks capital  appreciation  by investing primarily in
  Portfolio                            common stocks.

                                  -    This Portfolio seeks a high level of current income and growth of capital
  Fidelity VIP High                    by investing primarily in income-producing bonds, preferred stocks and
  Income Portfolio                     convertible securities, with an emphasis on lower-quality debt securities.

  Fidelity VIP Overseas           -    This Portfolio seeks long-term growth of capital by investing primarily
  Portfolio                            in foreign securities. The Portfolio defines foreign securities as securities of issuers whose principal activities are located outside the
                                       United States.

  Fidelity VIP Contrafund         -    This Portfolio seeks long-term capital appreciation by investing in
  Portfolio                            securities of companies whose value the adviser believes are not fully recognized by the public. The Portfolio normally invests primarily in common stocks and securities convertible into common stock, but it has the flexibility to invest in other types of securities.

-----------------------------------------------------------------------------------------------------------------
            PORTFOLIO                                            INVESTMENT OBJECTIVE
-----------------------------------------------------------------------------------------------------------------
  Fidelity VIP Index 500          -    This Portfolio seeks to provide investment results that correspond to
  Portfolio                            the total return of a broad range of common stocks publicly traded in the
                                       United States.  To achieve this objective, the Portfolio attempts to duplicate the composition and total return of the S&P 500.

In addition to the Separate Account, the Funds may sell portfolio shares to other separate accounts established by other insurance companies (which may or may not be affiliated with the Company), and to separate accounts to serve as the underlying investment for variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, a material conflict may arise between the interests of Owners of the Policies, and of owners of other policies whose values are allocated to other separate accounts investing in any of the portfolios. It also may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither the Company nor the Funds currently foresee any such disadvantages, each Fund's Board of Directors will monitor events in order to identify any material conflicts and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a Fund's Board of Directors were to conclude that separate portfolios should be established, we will bear the attendant expenses, but you would no longer have the economies of scale resulting from a larger combined portfolio.

THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT RESULTS OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT RESULTS OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PLEASE READ THE PORTFOLIO PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS. KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that correspond to the amount of Accumulated Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive from Owners. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain Owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.

THE POLICY


PURCHASING A POLICY

To purchase a Policy, you must submit a completed application to your agent who, in turn, will forward the completed application to us at our Home Office. Your agent is a licensed insurance agent and a registered representative of a broker-dealer authorized to sell the Policy.

We determine the minimum Specified Amount benefit for a Policy based on the Insured's Attained Age when we issue the Policy. The minimum Specified Amount is $100,000, or the Specified Amount purchased by a single premium payment of at least $5,000.

Generally, the Policy is available for Insureds between Attained Ages 0-75 for standard non-tobacco and standard tobacco underwriting classes, 18-75 for preferred non-tobacco and tobacco underwriting classes. Starting at Specified Amounts of $250,000, we add a better underwriting class (super-preferred) for non-tobacco users only. We can provide you with details as to these underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

WHEN INSURANCE COVERAGE TAKES EFFECT

Any insurance we issue as a result of your application will not be effective until: (a) we deliver a Policy while the proposed Insureds are alive and insurable; and (b) you pay the full first premium for that Policy. An earlier effective date will apply only as specified in the conditional receipt that accompanied your application, the terms of which provide as follows:

1. No insurance will become effective prior to delivery of the Policy unless and until each and every one of the following conditions have been fulfilled exactly:

      (a) If the proposed Insured is a tobacco user, the amount of payment taken with the application must be at least equal to the amount of the full first premium at preferred tobacco premium rate for the mode of payment selected in the application and for the amount of insurance which may become effective prior to delivery of the Policy;

      (b) If the proposed Insured is not a tobacco user, the amount of payment taken with the application must be at least equal to the amount of the full first premium at preferred or super preferred non-tobacco premium rate for the mode of payment selected in the application and for the amount of insurance which may become effective prior to delivery of the Policy;

      (c) All medical examinations, tests, x-rays, and electrocardiograms we require must be completed and received at the Home Office within 60 days from the date the application is completed;

      (d) On the Effective Date, as defined below, the Company at our Home Office must be satisfied that each proposed Insured in the application is a risk insurable by the Company at no greater than standard tobacco or standard non-tobacco premium rate under our rules, limits, and standards for the plan and the amount applied for without any modification either as to plan, amount, riders, or supplemental agreements; and

      (e) On the Effective Date the state of health and all factors, including tobacco usage, affecting the insurability of each proposed Insured must be as stated in the application.

2. Subject to the conditions of paragraph 1, insurance, as provided by the terms and conditions of the Policy applied for and in use on the Effective Date, but for an amount not exceeding that specified in paragraph 3, will become effective as of the Effective Date. "Effective Date," as used herein, is the latest of: (a) the date of completion of the application questions, or (b) the date of completion of all medical examinations, tests, x-rays, and electrocardiograms required by the Company, or (c) the date of issue, if any, requested in the application.

3. The total amount of insurance that may become effective on any proposed Insured shall not exceed $250,000 of life insurance.

4. If one or more of the conditions of paragraph 1 have not been fulfilled exactly, the Company shall have no liability except to return the applicable payment in exchange for the conditional receipt.

CANCELING A POLICY (FREE-LOOK RIGHT)

You may cancel a Policy during the free-look period by returning it to the Company, or to the agent who sold it. The free-look period generally expires 30 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund the greater of: (1) the premiums paid less withdrawals; or (2) the Accumulated Value on the Business Day we receive the returned Policy plus any charges we deducted.

OWNERSHIP RIGHTS

The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy, subject to the rights of any assignee of record and any irrevocably designated beneficiary. The Owner is the Insured unless the application specifies a different person as the Owner. If the Owner dies before the Insured and no contingent Owner is named, then Ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

SELECTING AND       -  You designate the beneficiary (the person to receive the
CHANGING THE           death proceeds when the Insured dies) in the application.
BENEFICIARY
                    -  If you designate more than one beneficiary, then each
                       beneficiary shares equally in any death proceeds unless the beneficiary designation states otherwise.

                    - If the beneficiary dies before the Insured, then any contingent beneficiary becomes the beneficiary.

                    - If both the beneficiary and contingent beneficiary die before the Insured, then we will pay the death proceeds to the Owner or the Owner's estate once the Insured dies.

                    - Unless there is an irrevocable beneficiary, you can change the beneficiary by providing us with a written request while the Insured is living.

                    - The change in beneficiary is effective as of the date you sign the written request.

                    - We are not liable for any actions we take before we received the written request.

CHANGING THE        -  You may change the Owner by providing a written request
OWNER                  to us at any time while the Insured is alive.

                    - The change takes effect on the date you sign the written request.

                    - We are not liable for any actions we take before we received the written request.

                    - Changing the Owner does not automatically change the beneficiary and does not change the Insured.

                    - Changing the Owner may have tax consequences. See "Federal Tax Considerations." You should consult a tax adviser before changing the Owner.

ASSIGNING THE       -  You may assign Policy rights while the Insured is alive
POLICY                 by submitting a written request to our Home Office.

                    - The Owner retains any ownership rights that are not assigned.

                    - The assignee may not change the Owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.

                    -  We are not:

                       -> bound by any assignment unless we receive a written
                          notice;

                       -> responsible for the validity of any assignment; or

                       -> liable for any payment we make before we received
                          written notice of the assignment and recorded it at the Home Office.

                    - Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits."

PREMIUMS


PREMIUM FLEXIBILITY

When you apply for a Policy, you may indicate your intention to pay certain scheduled premiums. However, you have flexibility to determine the frequency and the amount of the premiums you pay. You must send all premium payments to our Home Office or such other office as we may designate from time to time. You may not pay any premiums after the Policy's Maturity Date.

We have the right to limit or refund any premium if (1) the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code; (2) you make a payment less than $15; or (3) the premium exceeds the basic annual premium and results in an increase in the death benefit.

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the Maturity Date, or the date when either (1) the Insured dies, or (2) the grace period ends without a sufficient payment (see "Lapse," below), or (3) we receive your written notice requesting a surrender of the Policy.

LAPSE. Under certain conditions, your Policy will enter into a 61-day grace period and possibly lapse:

    - During the first three Policy Years, the Policy will enter a grace period if on any Monthly Deduction Day the Net Accumulated Value is not enough to pay the next monthly deduction due.

    - After the first three Policy Years, your Policy will enter a 61-day grace period if the Net Surrender Value on any Monthly Deduction Day is not enough to pay the next monthly deduction due.

We will notify you when your Policy is in a grace period. If you do not make a sufficient payment before the end of the grace period, then your Policy will lapse. You may reinstate a lapsed Policy if you meet certain requirements. See "Policy Lapse and Reinstatement."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as all or part of your initial premium, money from another life insurance contract insuring the same Insured that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us to allocate your net premium to one or more Subaccounts and to the Declared Interest Option according to the following rules:

     - You must allocate at least 10% of each net premium to any Subaccount or the Declared Interest Option you select.

     - Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

     - As long as your Policy is in force and has a positive Net Accumulated Value, you can change the allocation instructions for additional net premiums without charge by providing us with a signed, written notification on a form we deem acceptable. Any change in allocation instructions will be effective on the Business Day on or next following the date we receive the signed form at our Home Office.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

This paragraph and the next one following describe how we handle money you send us. For purposes of this description, the "POLICY SETTLE DATE" is the date when you have satisfied all administrative and underwriting requirements and we have received sufficient initial premium; and "POLICY ALLOCATION DATE" is the 35th day after the date we print the Policy for processing and mailing to your agent/registered representative, for delivery to you. The Policy settle date usually occurs before the Policy allocation date.

We will place any amounts we receive before the Policy settle date in a non-interest bearing suspense account until the Business Day on or next following the Policy settle date, at which time we will transfer net premiums from the suspense account to the Money Market Subaccount (i.e., the Subaccount investing in the Prime Reserve Portfolio). However, if the Policy settle date occurs on or after the Policy allocation date, we will allocate net premiums from the suspense account to the Subaccounts and the Declared Interest Option in accordance with the net premium allocation percentages shown in the application. We will also place any net premiums we receive on or after the Policy settle date but before the Policy allocation date in the Money Market Subaccount. On the Business Day on or next following the Policy allocation date, we will transfer all of the Accumulated Value in the Money Market Subaccount to the Subaccounts and the Declared Interest Option in accordance with your net premium allocation percentages shown on the application. We will allocate any net premiums received on or after the later of the Policy settle date and the Policy allocation date on the Business Day on or next following the day we receive such premiums, in accordance with your net premium allocation percentages shown on the application or any more recent written instructions. We will not count the transfers described above for purposes of calculating any transfer charge.

POLICY VALUES


  ACCUMULATED      -  serves as the starting point for calculating values under
  VALUE               a Policy;

                   - equals the sum of all values in the Declared Interest Option and in each Subaccount;

                   - is determined as of the Policy Date and on each Business Day; and

                   - has no guaranteed minimum amount and may be more or less than premiums paid.

                   - NET ACCUMULATED VALUE equals the Accumulated Value minus any Indebtedness.

  NET SURRENDER VALUE

  The Net Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Net Surrender Value at the end of the Valuation Period when we receive your written surrender request.

  NET SURRENDER    -  the Accumulated Value as of such date; MINUS
  VALUE ON ANY
  BUSINESS DAY     -  any surrender charges as of such date; MINUS
  EQUALS:
                   -  any outstanding Indebtedness.

  VARIABLE ACCUMULATED VALUE

  The Variable Accumulated Value is equal to the sum of the Accumulated Value in each Subaccount. At the end of any Valuation Period, a Subaccount's Accumulated Value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount.

  THE NUMBER OF    -  the initial units purchased at the unit value on the
  UNITS IN ANY        Business Day on or next following the Policy allocation
  SUBACCOUNT ON       date (see "Allocating Premiums" above); PLUS
  ANY BUSINESS DAY
  EQUALS:          -  units purchased with additional net premiums; PLUS

                   - units purchased via transfers from another Subaccount or the Declared Interest Option; MINUS

                   -  units redeemed to pay for monthly deductions; MINUS

                   -  units redeemed to pay for partial withdrawals; MINUS

                   - units redeemed as part of a transfer to another Subaccount or the Declared Interest Option including transfers to secure Policy loans.

  Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period.

  UNIT VALUE

  We determine a unit value for each Subaccount to reflect how investment performance affects the Policy values. Unit values will vary among Subaccounts. The unit value of each Subaccount was originally established at $10 per unit on the Business Day when the Subaccount first purchased portfolio shares. The unit value may increase or decrease from one Valuation Period to the next.

  THE UNIT VALUE OF     a) is:
  ANY SUBACCOUNT           1) the value of the net assets of the Subaccount at
  AT THE END OF A             the end of the preceding Valuation Period; plus
  VALUATION PERIOD         2) the investment income and capital gains, realized
  IS CALCULATED BY            or unrealized, credited to the net assets of that
  DIVIDING (a) BY (b)         Subaccount during the Valuation Period for which
  WHERE:                      the unit value is being determined; minus
                           3) the capital losses, realized or unrealized,
                              charged against those net assets during the Valuation Period; minus
                           4) any amount charged against the Subaccount for
                              taxes, or any amount set aside during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subaccount; minus
                           5) the daily equivalent of the mortality and expense
                              risk charge.

                        b) is the number of units outstanding at the end of the
                           preceding Valuation Period.

  DECLARED INTEREST OPTION ACCUMULATED VALUE

  On the Business Day on or next following the date premiums are allocated (see "Allocating Premiums" above), the Declared Interest Option Accumulated Value is equal to the amount allocated to the Declared Interest Option, less the portion of the first monthly deduction taken from the Declared Interest Option.

  THE DECLARED       -  the Declared Interest Option Accumulated Value at the
  INTEREST OPTION       end of the preceding Valuation Period; PLUS
  ACCUMULATED
  VALUE AT THE END   -  the total net premiums allocated to the Declared
  OF ANY VALUATION      Interest Option since the end of the preceding Valuation
  PERIOD EQUALS:        Period; PLUS

                     - any amounts transferred to the Declared Interest Option; PLUS

                     -  interest credited to the Declared Interest Option; MINUS

                     -  amounts charged to pay for monthly deductions; MINUS

                     - amounts withdrawn or transferred from the Declared Interest Option.

CHARGES AND DEDUCTIONS

  We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

  SERVICES AND       -  the death benefit, cash and loan benefits under the
  BENEFITS              Policy
  WE PROVIDE:
                     -  investment options, including premium allocations

                     -  administering any elective options

                     -  distributing reports to Owners

  COSTS AND          -  costs associated with processing and underwriting
  EXPENSES WE           applications, issuing and administering the Policy
  INCUR:                (including any riders)

                     - overhead and other expenses for providing services and benefits

                     -  sales and marketing expenses

                     - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

  RISKS WE ASSUME:   -  that the cost of insurance charges we may deduct are
                        insufficient to meet our
                        actual claims because Insureds die sooner than we estimate

                     - that the costs of providing the services and benefits under the Policies exceed the charges we deduct

                     - investment risk associated with the Declared Interest Option

PREMIUM EXPENSE CHARGE

We deduct a premium expense charge from each premium payment to compensate us for Policy-related distribution expenses. We credit the remaining amount (the net premium) to your Accumulated Value according to your allocation instructions. For each Policy Year, we currently deduct a premium expense charge equal to 10% of the premium paid in that Policy Year up to the basic annual premium, and 3% of such premium paid in that Policy Year in excess of the basic annual premium. We may change the premium expense charge, but we guarantee that it will not exceed 12% of all premiums paid.

MONTHLY DEDUCTION

We deduct a monthly deduction from the Accumulated Value on the Policy Date and on each Monthly Deduction Day. We will make deductions from each Subaccount and the Declared Interest Option on a pro-rata basis (i.e., in the same proportion that the value in each Subaccount and the Declared Interest Option (excluding amounts securing loans) bears to the total Accumulated Value (excluding amounts securing loans) on the Monthly Deduction Day). Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction has three components:

     -      a cost of insurance charge;

     -      a monthly Policy expense; and

     -      charges for any riders.

COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (age, sex, underwriting class, and Specified Amount) that would cause it to vary from Policy to Policy and from Monthly Deduction Day to Monthly Deduction Day.

We calculate the cost of insurance charge separately for the initial Specified Amount and for any increase in Specified Amount. If we approve an increase in your Policy's Specified Amount, then a different underwriting class (and a different cost of insurance charge) may apply to the increase, based on the Insured's circumstances at the time of the increase.

  COST OF          (a)  is the monthly cost of insurance rate;
  INSURANCE
  CHARGE IS        (b)  is the death benefit, divided by 1.0032737, less the
  COMPUTED AS           Accumulated Value;
  (a) MULTIPLIED
  BY (b) DIVIDED   (c)  is 1,000; and
  BY (c), PLUS
  (d), WHERE:      (d)  is the cost of any flat extra premium shown on the
                        Policy schedule page for any Specified Amount, times that Specified Amount divided by 1,000.

We base the cost of insurance rates on the Insured's Attained Age, sex, underwriting class, Specified Amount, and the duration of the Policy from issue or from Specified Amount increase. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary (C.S.O.) Smoker and Nonsmoker Mortality Tables and the Insured's age and underwriting class. For standard underwriting classes, these guaranteed rates will never be greater than the rates in the 1980 C.S.O. tables.

MONTHLY POLICY EXPENSE CHARGE. Each month we deduct a $6 monthly Policy expense charge to compensate us for expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. We may increase this charge to a maximum of $10 per month.

CHARGES FOR RIDERS. The monthly deduction includes charges for any supplemental insurance benefits you add to your Policy by rider. See "Supplemental Benefits and Riders."

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from each Subaccount (not the Declared Interest Option) to compensate us for certain mortality and expense risks we assume. The mortality risk is that an Insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. This charge is equal to:

     -      the assets in each Subaccount, MULTIPLIED BY

     - 0.0028618%, which is the daily portion of the annual mortality and expense risk charge rate of 1.05% during all Policy Years.

We will not increase this charge. If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge and may use such profits for any lawful purpose including covering distribution expenses.

SURRENDER AND WITHDRAWAL CHARGES

SURRENDER CHARGES. If you fully surrender your Policy (or it lapses) during the first 10 Policy Years, we deduct surrender charges from your Accumulated Value and pay the remaining amount (less any outstanding Indebtedness) to you. The payment you receive is called the Net Surrender Value. Additional 10-year surrender charges are associated with each Specified Amount increase. We calculate the surrender charges as a percentage of an amount equal to one basic annual premium for the period in which the surrender occurs as follows:

                                         SURRENDER CHARGE AS A PERCENTAGE OF
                  POLICY YEAR                    BASIC ANNUAL PREMIUM
                       1                                 50%
                       2                                 45%
                       3                                 40%
                       4                                 35%
                       5                                 30%
                       6                                 25%
                       7                                 20%
                       8                                 15%
                       9                                 10%
                      10                                  5%
                      11+                                 0%

WITHDRAWAL CHARGE. You may request a partial withdrawal from your Accumulated Value. For each withdrawal, we will deduct from the amount withdrawn a fee equal to the lesser of $25 or 2% of the amount withdrawn.

TRANSFER CHARGE

     - We currently allow you to make 12 transfers each Policy Year free of charge.

     - We may currently charge $25 for the 13th and each additional transfer among the Subaccounts and Declared Interest Option during a Policy Year. We will not increase this charge above $40.

     - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of Subaccounts (or Declared Interest Option) affected by the transfer.

     -      We deduct the transfer charge from the amount being transferred.

     - Transfers we effect to reallocate amounts on and prior to the Policy allocation date (see "Allocating Premiums"), and transfers due to dollar cost averaging, asset rebalancing, or loans, do NOT count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the investment advisory (management) fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. For further information, see the portfolios' prospectuses and the Annual Portfolio Operating Expenses table included in the Summary of this prospectus.

DEATH BENEFIT


DEATH PROCEEDS

As long as the Policy is in force, we will pay the death proceeds to the primary beneficiary or a contingent beneficiary once we receive satisfactory proof of the Insured's death and after any necessary claims requirements or investigations are completed. We may require you to return the Policy. If the beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death proceeds to the Owner or the Owner's estate. We will pay the death proceeds in a lump sum or under a payment option. See "Payment Options."

  DEATH PROCEEDS     -  the death benefit (described below);  PLUS
  EQUAL:
                     -  premiums paid after the date of death; MINUS

                     -  any past due monthly deductions; MINUS

                     -  any outstanding Indebtedness on the date of death.

If all or part of the death proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured's death to the date we make payment.

An increase in the Specified Amount will increase the death benefit and a decrease in the Specified Amount will decrease the death benefit.

We may further adjust the amount of the death proceeds under certain circumstances. See "Our Right to Contest the Policy," and "Misstatement of Age or Sex."

DEATH BENEFIT

  THE DEATH BENEFIT IS THE   -  the Specified Amount on the Insured's date of
  GREATER OF:                   death; OR

                             - the Accumulated Value on the Insured's date of death multiplied by the applicable death benefit factor for the Insured's Attained Age, gender, and underwriting classification from the Table of Death Benefit Factors in Appendix B.

Your death benefit does not change unless the death benefit factor multiplied by the Accumulated Value is greater than the Specified Amount. Then the death benefit will vary as the Accumulated Value varies.

CHANGING THE SPECIFIED AMOUNT

You select the Specified Amount when you apply for the Policy. You may change the Specified Amount at any time after the end of the first Policy Year, subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under

Section 7702 of the Internal Revenue Code. Changing the Specified Amount may have tax consequences and you should consult a tax advisor before doing so. See "Federal Tax Considerations."

     INCREASING THE SPECIFIED AMOUNT

            - You may increase the Specified Amount before the Insured reaches age 75 by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the next Monthly Deduction Day after we approve the increase request.

            -      The minimum increase is $100,000.

            - Increasing the Specified Amount will result in additional surrender charges that last for 10 years.

            - A different cost of insurance charge may apply to the increase in Specified Amount, based on the Insured's circumstances at the time of the increase.

            - You must pay premium sufficient for the first month's cost of insurance after deduction of all applicable expense charges, or the Policy must have enough Accumulated Value to deduct such cost of insurance.

     DECREASING THE SPECIFIED AMOUNT

            -      You must submit a written request to decrease the Specified
                   Amount.

            - You may not decrease the Specified Amount below the minimum Specified Amount shown on the Policy schedule page.

            - Any decrease will be effective on the next Monthly Deduction Day after we process your written request.

            - For purposes of determining the cost of insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount.

            - Decreasing the Specified Amount will not affect the surrender charges.

SURRENDERS AND PARTIAL WITHDRAWALS


SURRENDERS

     - You may make a written request to surrender your Policy for its Net Surrender Value as calculated at the end of the Business Day when we receive your request. A surrender may have tax consequences. See "Tax Treatment of Policy Benefits."

     - The Insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. We may require that you return the Policy.

     - If you surrender your Policy during the first 10 Policy Years (or during the first 10 years after an increase in the Specified Amount), you will incur surrender charges. See "Charges and Deductions -- Surrender and Withdrawal Charges."

     - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

     - We will usually pay you the Net Surrender Value in a lump sum within seven days unless you request other arrangements. See "Other Policy Information - Payment of Policy Benefits."

WITHDRAWALS

Prior to the maturity date while the Insured is alive, you may request to withdraw a portion of your Net Surrender Value subject to certain conditions.

     -      You must: (1) make your request in writing, and (2) request at least
            $500.

     - You may not withdraw an amount that would leave a Net Surrender Value of less than $5,000.

     - For each withdrawal, we deduct (from the amount withdrawn) a fee equal to the lesser of $25 or 2% of the amount withdrawn. See "Charges and Deductions -- Surrender and Withdrawal Charges."

     - You can specify the Subaccount(s) and Declared Interest Option from which to make the withdrawal; otherwise we will deduct the amount (including any fee) from the Subaccounts and the Declared Interest Option on a pro-rata basis (that is, according to the percentage of Accumulated Value contained in each Subaccount and the Declared Interest Option).

     - We will process the withdrawal at the unit values next determined after we receive your request.

     - We generally will pay a withdrawal request from the Subaccounts within seven days after the Business Day when we receive the request. We reserve the right to defer any withdrawals from the Declared Interest Option for up to six months (or any shorter period required by law).

     - Withdrawals may have tax consequences. See "Tax Treatment of Policy Benefits."



TRANSFERS


You may make an unlimited number of transfers in any Policy Year from the Subaccounts or from the Declared Interest Option. We determine the amount you have available for transfer at the end of the Valuation Period when we receive your transfer request. The following features apply to transfers under the
Policy:

     - You may request transfers in writing (in a form we accept), or by telephone.

     - You must transfer at least $100, or, if less, the total Accumulated Value in the Subaccount or Declared Interest Option (less amounts securing Policy loans).

     - You may not transfer more than 50% of the Net Accumulated Value in the Declared Interest Option on any day unless the balance following the transfer would be less than $1,000, in which case you may transfer the full Net Accumulated Value in the Declared Interest Option (less amounts securing Policy loans).

     - We may currently deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. We may increase this charge up to $40. Transfers we effect from the Declared Interest Option, and transfers resulting from loans, dollar cost averaging, and asset rebalancing are NOT treated as transfers for purposes of the transfer charge.

     - We consider each written or telephone request to be a single transfer, regardless of the number of Subaccounts (or Declared Interest Option) involved. We will treat all transfer requests received during the same Valuation Period as a single request.

You may request telephone transfer privileges in your Policy application. The telephone transfer privileges allow you to give authority to any person to make telephone transfers. To make a telephone transfer, you may call 1-866-288-2172.

Please note the following regarding telephone transfers:

     - We are not liable for any claim, loss, damage, liability, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

     - We will employ reasonable procedures to confirm that telephone instructions are genuine, including requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

The corresponding portfolio of any Subaccount determines its net asset value per share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program whereby you periodically transfer a specified amount among the Subaccounts or the Declared Interest Option. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Declared Interest Option over a period of time, allowing you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy and the success depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

To participate in dollar cost averaging, you must place at least $1,000 in the Money Market Subaccount (i.e., the "source account"). Each month, we will automatically transfer equal amounts (minimum $100) from the source account to your designated "target accounts." You may have multiple target accounts.

There is no charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer charge. The following rules apply to the dollar cost averaging program:

     -      The minimum amount of each transfer is $100.

     - The maximum number of Subaccounts you may select at any one time is 10, plus the Declared Interest Option.

     - You select the date to begin this program and it will occur on the same date each month, or on the next Business Day.

     - We will terminate this option upon your request, or if the money in the source account is inadequate, or if you elect to participate in the asset rebalancing program.

We may modify, suspend, or discontinue the dollar cost averaging program at any time.

ASSET REBALANCING PROGRAM

We also offer an asset rebalancing program under which we will automatically reallocate your Accumulated Value among the Subaccounts and the Declared Interest Option each year to return your Accumulated Value to your most recent premium allocation percentages. Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

The following rules apply to the asset rebalancing program:

     - The maximum number of Subaccounts you may select at any one time is 10, plus the Declared Interest Option.

     - Rebalancing will occur on the fifth Business Day of the month following your Policy anniversary.

     - You cannot use asset rebalancing in combination with dollar cost averaging.

     - There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will NOT be counted towards the 12 free transfers allowed during each Policy Year.

We may modify, suspend, or discontinue the asset rebalancing program at any time.


LOANS


While the Policy is in force, you may borrow money from us using the Policy as the only collateral for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS

     - You must request a loan in writing (in a form that is acceptable to us).

     -      The MAXIMUM LOAN you may take is the Surrender Value.

     - When you take out a loan, an amount equal to the loan will be segregated within the Declared Interest Option as security for the loan. Unless you instruct us otherwise, amounts segregated as security for the loan will be allocated from the Declared Interest Option and transferred from the Subaccounts on a proportional basis. Amounts that secure a loan may earn less interest than other amounts in the Declared Interest Option, but in no event less than the guaranteed rate of 4%. We will determine any interest credited in excess of the guaranteed rate at our sole discretion.

     - We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions.

     - We charge you an annual interest rate of 8.00% on your loan. Interest is due and payable on each Policy anniversary. Unpaid interest becomes part of the outstanding loan and accrues additional interest if it is not paid when due.

     - You may repay all or part of your Indebtedness at any time. The payment must be clearly marked as "loan repayments" or they will be credited as premiums if they meet minimum premium requirements.

     - Upon each loan repayment, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the loan will no longer be segregated within the Declared Interest Option as security for the loan, and unless you instruct us otherwise, it will remain in the Declared Interest Option and/or be transferred to the Subaccounts in accordance with your current net premium allocation instructions. At that time, interest earned on such amount will be credited against interest accrued on the loan.

     - We deduct any Indebtedness from the Accumulated Value upon surrender, and from the death proceeds payable on the Insured's death.

     - If your Indebtedness equals or exceeds the Accumulated Value less any applicable surrender charge (thereby reducing the Net Surrender Value to zero), then your Policy will enter a grace period. See "Policy Lapse and Reinstatement."

EFFECT OF POLICY LOANS

A loan affects the Policy, because the death proceeds and Net Surrender Value include reductions for the amount of any Indebtedness. Repaying a loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we segregate an amount equal to the loan in the Declared Interest Option. This amount is not affected by the Subaccounts' investment performance and may not be credited with the same interest rates accruing on the Declared Interest Option.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a "modified endowment contract" (see "Federal Tax Considerations"), then a loan will be treated as a withdrawal for Federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.

We will notify you if the sum of your Indebtedness is more than the Accumulated Value less any applicable surrender charges. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse. See "Policy Lapse and Reinstatement."


POLICY LAPSE AND REINSTATEMENT


LAPSE

If your Policy enters into a grace period, we will mail a notice to your last known address. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits.

REINSTATEMENT

Unless you have surrendered your Policy for its Net Surrender Value, you may reinstate a lapsed Policy at any time within 5 years after the end of the grace period (and prior to the Maturity Date) by submitting all of the following items to us at our Home Office:

        1.     a written notice requesting reinstatement;

        2.     evidence of insurability we deem satisfactory;

        3.     payment or reinstatement of any Indebtedness;

        4. payment of enough premium to keep the Policy in force for at least 3 months; and

        5. payment of the cost of insurance for the 61-day grace period that was in effect prior to termination of the Policy.

The effective date of reinstatement will be the first Monthly Deduction Day on or next following the date we approve your application for reinstatement. We reserve the right to decline a reinstatement request.

FEDERAL TAX CONSIDERATIONS


The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain innovative features of the Policy are not directly addressed by the Code, and/or there is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should generally satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. There is more uncertainty with respect to Policies issued on a substandard premium class basis. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Accumulated Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. However, federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. Please consult a tax advisor on these consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract." Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven contract years. Certain changes in a contract after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

     - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first.

     - Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

     - A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled (within the meaning of Section 72(m)(7) of the Code), or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

     - If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

ACCELERATED DEATH BENEFIT RIDER. We believe that payments received under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the Policy. (See the Accelerated Death Benefit Rider for more information regarding the rider.) However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes that may be attributable to the Subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION

PAYMENT OF POLICY BENEFITS

If the Insured is alive on the maturity date, we will pay you the Accumulated Value less any Indebtedness and unpaid monthly deductions. We will generally make payment within seven days of the maturity date. Insurance coverage under the Policy will then end.

We usually pay the amounts of any surrender, withdrawal, death benefit, or payment options within seven days after we receive all applicable written notices and/or due proofs of death, and any other information we deem necessary. However, we can postpone such payments if:

     - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); OR

     - the SEC permits, by an order or less formal interpretation (e.g., no-action letter), the postponement of any payment for the protection of Owners; OR

     - the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Declared Interest Option (other than death proceeds) for up to six months.

If you have submitted a recent check or draft, then we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a payment option derived from such check or draft until the check or draft has been honored.

PAYMENT OPTIONS. You may choose to have the proceeds of this Policy paid under a payment option described below, or in any other manner we agree to. None of these payment options vary with the investment performance of a separate account because they are all forms of fixed-benefit annuities. After the Insured's death, the beneficiary may choose an option if you had not done so before the Insured's death. If no payment option is chosen, we will pay the proceeds in ONE sum. We may also pay the proceeds in one sum if: (1) the proceeds are less than $2,000; (2) periodic payments are less than $20; or (3) the payee is an assignee, estate, trustee, partnership, corporation, or association.

We currently offer the following payment option choices:


Interest Income             The proceeds are left with us and we will pay
                            interest on the proceeds every 1, 3, 6, or 12 months as the payee chooses. We determine the rate of interest. The payee may withdraw all or part of the proceeds at any time.

Income for a Fixed Term     We will pay the proceeds in equal installments for a
                            fixed term of years.

Life Income with Term       We will pay the proceeds in equal installments for
Certain                     as long as the payee lives, but for not less than a
                            term certain. You or the payee may choose one of the terms certain shown in the payment option tables in your Policy.

Income for Fixed Amount     We will pay the proceeds in equal installments of a
                            specified amount. We will continue such payments until we have paid out all proceeds plus interest.

Joint and Two-Thirds to     We will pay the proceeds in equal monthly
Survivor Monthly Life       installments for as long as two joint payees live.
Income                      When one payee dies, we will pay installments of
                            two-thirds of the first installment to the surviving payee. Payments will end when the surviving payee dies.

OUR RIGHT TO CONTEST THE POLICY

In issuing this Policy, we rely on all statements made by or for you and/or the Insured in the application or in a supplemental application or application for reinstatement. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

We cannot contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years after:

             (a)   the Policy Date;

             (b) the effective date of any increase in the Specified Amount (and then only for the increased amount); or

             (c)   the effective date of any reinstatement.

SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Policy Date or within two years after the effective date of a reinstatement of a Policy, the Policy will terminate and our liability is limited to the Net Accumulated Value.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Specified Amount, then the Policy will terminate and our liability for the amount of increase will be limited to the cost of insurance for the increase.

Certain states may require suicide exclusion provisions that differ from those stated here.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex was stated incorrectly in the application, we will adjust the death proceeds to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, a vice president, our secretary, or one of our officers. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     - to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company or the Separate Account is subject; or

     - to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     -      to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.

REPORTS TO OWNERS

At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:

     -      the current Accumulated Value

     -      the current Net Surrender Value

     -      the current death benefit

     -      the current amount of Indebtedness

     - any activity since the last report (e.g., premiums paid, withdrawals, deductions, loans or loan repayments, and other transactions)

     -      any other information required by law

RECORDS

We will maintain all records relating to the Separate Account and the Declared Interest Option at our Home Office.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

            -      the Maturity Date;

            -      the end of the grace period without a sufficient payment;

            -      the date the Insured dies;

            -      the date you surrender the Policy; or

            -      the date you request that the Policy be canceled.

SUPPLEMENTAL BENEFITS AND RIDERS

The following supplemental benefits and riders currently are available under the Policy. We deduct any charges for these benefits and riders from Accumulated Value as part of the monthly deduction. The benefits and riders available provide fixed benefits that do not vary with the investment performance of the Separate Account. You may elect to add one or more of the riders listed below at any time, subject to certain limitations. We may require underwriting for certain riders. Your agent can help you determine whether certain of the riders are suitable for you. Please contact us for further details on these supplemental benefits and riders.

CHILDREN'S TERM RIDER - Provides term insurance on each of the Insured's children (biological, legally adopted, or stepchild) who has not reached age 19 by the effective date of the rider. Coverage is provided until the earlier of the child attaining age 25 or the Insured attaining age 65. The rider proceeds are the Children's Term Rider Specified Amount in force on the date of the child's death (shown on Policy schedule page), less any cost of insurance due and unpaid at the child's death. We pay the rider proceeds in a lump sum (or other arrangement we agree to) to the Owner, or if the Owner is not surviving, to the child's estate. Your Policy schedule page will show the cost of insurance for this rider and we will include such cost of insurance in the monthly deduction.

WAIVER OF MONTHLY DEDUCTIONS AGREEMENT - We will waive the monthly deduction once we receive due proof of the Insured's total disability. A total disability must: result from bodily injury or disease; begin while the agreement is in force; exist continuously for at least six consecutive months; and prevent the Insured from engaging in any occupation for which he or she is reasonably qualified by education, training, or experience. Your Policy schedule page will show the cost of insurance rate for this agreement and we will include such cost of insurance in the monthly deduction.

ACCELERATED DEATH BENEFIT RIDER - Allows the Insured to acquire a portion of the death benefit in the event of a terminal illness. A "terminal illness" is a non-correctable medical condition that is expected to result in the Insured's death within 12 months. The accelerated death benefit is payable in a lump sum or over a 12-month period. There is an administrative fee for the accelerated payout. An Accelerated Death Benefit Rider may have tax consequences. See "Federal Tax Considerations."

PERFORMANCE DATA


In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, Accumulated Value and Net Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for death benefit, Accumulated Value and Net Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the portfolios. We have not deducted premium taxes or charges for any riders. These charges would lower the performance figures significantly if reflected.

ADDITIONAL INFORMATION


SALE OF THE POLICIES

The Company will offer the Policy to the public on a continuous basis. We do not anticipate discontinuing the offering of the Policy, but reserve the right to do so. Applications for the Policy are solicited by agents, who in addition to being licensed by applicable state insurance authorities to sell variable life insurance policies for the Company, are also registered representatives of Southern Farm Bureau Fund Distributor, Inc. ("SFB Fund Distributor") the principal underwriter for the Policies, or registered representatives of a broker-dealer having a selling agreement with SFB Fund Distributor, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers. SFB Fund Distributor is located at 1401 Livingston Lane, Jackson, Mississippi 39213, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. Although the Company decides the insurance underwriting, the determination of underwriting class, and whether to accept or reject an application, SFB Fund Distributor also may reject an application if the Policy applied for is unsuitable.

During the first 10 Policy Years, the Company may pay broker-dealers with selling agreements a maximum sales commission equal to 10% of premiums paid up to the basic annual premium, and 3% of premiums paid in excess of that amount. During subsequent Policy Years, the maximum sales commission will be 8% of premiums paid up to the basic annual premium, and 3% of premiums paid in excess of that amount. The Company also may pay production incentive bonuses of up to 10% of premiums paid up to the basic annual premium, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges under the Policy that are not described under "Charges and Deductions."

Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. Joseph A. Purvis, Vice President and General Counsel and Secretary of Southern Farm Bureau Life Insurance Company, has provided advice on certain matters relating to the laws of Mississippi regarding the Policy and our issuance of the Policy.

LEGAL PROCEEDINGS

The Company, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Company or the Separate Account.

FINANCIAL STATEMENTS

This prospectus does not include financial statements of the Separate Account because, as of the date of this prospectus, the Separate Account had not yet commenced operations, had no assets, and had incurred no liabilities. The Company's financial statements appear at the end of this prospectus. The audited statutory statements of admitted assets, liabilities and stockholders' equity of the Company as of December 31, 2000 and 1999, and the related statutory statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, as well as the related financial statement schedules as of December 31, 2000 for each of the three years in the period then ended have been audited by KPMG LLP, independent accountants, whose reports thereon is set forth elsewhere herein. Such financial statements and schedules are included in this prospectus in reliance upon such report given upon the authority of KPMG LLP as experts in accounting and auditing. Unaudited statutory statements of admitted assets, liabilities and stockholders' equity of the Company for the nine month period ended September 30, 2001 are also included. You should distinguish the Company's financial statements from the Separate Account's financial statements (when available), and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

EXPERTS

The financial statements have been included in this prospectus in reliance on the reports of KPMG LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. Actuarial matters included in the prospectus have been examined by Kenneth P. Johnston, FSA, Vice President - Product Development of the Company, as stated in his opinion filed as an exhibit to the Registration Statement.

EXECUTIVE OFFICERS AND DIRECTORS

The Company is governed by a board of directors. The following tables set forth the name, address, and principal occupation during the past 5 years of each of our executive officers and directors. Unless noted otherwise, each person's address is Southern Farm Bureau Life Insurance Company, 1401 Livingston Lane, Jackson, Mississippi 39213.

                                       BOARD OF DIRECTORS AND SENIOR OFFICERS
  -------------------------------------------------------------------------------------------------------------------
               NAME                      POSITION WITH SOUTHERN FARM BUREAU           PRINCIPAL OCCUPATION DURING
                                                                                              PAST 5 YEARS
  -------------------------------------------------------------------------------------------------------------------
  Bobby P. Waters                 Executive Vice President, Chief Executive         Insurance Company Executive
                                  Officer [Principal Executive Officer]

  Laurence E. Favreau             Senior Vice President, Chief Financial Officer    Insurance Company Executive
                                  [Principal Financial Officer] [Principal
                                  Accounting Officer]

  Gino Gianfrancesco              Senior Vice President, Marketing                  Insurance Company Executive

  J. Joseph Stroble               Senior Vice President, Policy Administration      Insurance Company Executive
                                  and Assistant Secretary

  Joseph A. Purvis                Vice President, General Counsel and Secretary     Insurance Company Executive

  Carl B. Loop, Jr.               President and Chairman of the Board               Farmer

  Wayne Dollar                    First Vice President and Director                 Farmer

  Ronald R. Anderson              Director                                          Farmer

  Donald Childs                   Director                                          Farmer

  Marshall Coyle                  Director                                          Farmer

  Kenneth Dierschke               Director                                          Farmer

  Ben M. Gramling, II             Director                                          Farmer

  Bruce L. Hiatt                  Director                                          Farmer

  David Hillman                   Director                                          Farmer

  Kenneth M. Middleton, II        Director                                          Farmer

  Bryan Mitchell                  Director                                          Farmer

  Sam Moore                       Director                                          Farmer

  Donald Patman                   Director                                          Farmer

  -------------------------------------------------------------------------------------------------------------------
               NAME                      POSITION WITH SOUTHERN FARM BUREAU           PRINCIPAL OCCUPATION DURING
                                                                                              PAST 5 YEARS
  -------------------------------------------------------------------------------------------------------------------
  Wayne F. Pryor                  Director                                          Farmer

  Stanley E. Reed                 Director                                          Farmer

  Rick Roth                       Director                                          Farmer

  David Waide                     Director                                          Farmer

  David M. Winkles, Jr.           Director                                          Farmer

  Larry B. Wooten                 Director                                          Farmer

  J. M. Wright, Jr.               Director                                          Farmer

We hold the Separate Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sales of portfolio shares by each of the Subaccounts. Federal Insurance Company has issued a fidelity bond in the amount of $5 million covering our officers and employees.

                                   APPENDIX A
                                 ILLUSTRATIONS


The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Accumulated Value, and Surrender Value under a Policy covering a male or female Insured of age 35 on the Policy Date in standard tobacco or standard non-tobacco underwriting classes, would change over time if the scheduled premiums were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 5% or 10%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that the premiums indicated are paid, there is no increase in the Specified Amount, and there are no withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 5% or 10%, but fluctuated over and under those averages throughout the years shown.

THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your Policy loan and withdrawal history.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.70% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. For information on the portfolios' management fees and expenses see the Annual Portfolio Operating Expenses table in the "Policy Summary -- Charges and Deductions" section of this prospectus, and see the portfolios' prospectuses.

Separate illustrations on each of the following pages reflect our current premium expense charge and cost of insurance charge and the higher guaranteed maximum premium expense charge and cost of insurance charge that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

After deducting portfolio expenses and mortality and expense risk charges, the illustrated gross annual investment rates of return of 0%, 5% and 10% would correspond to approximate net annual rates for the Separate Account of -1.75%, 3.25% and 8.25%, respectively.

The illustrations are based on our sex distinct premium rates for tobacco and non-tobacco underwriting classes. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those shown in the following illustration.

               ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                          MALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM $540

                            NON-TOBACCO PREMIUM CLASS

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN        5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                        CURRENT ASSUMPTIONS                         CURRENT ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------

                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1                567.00                282             48        100,000            301             67       100,000
            2               1,162.35               560            349        100,000            613            402       100,000
            3               1,787.47               833            645        100,000            935            747       100,000
            4               2,443.84             1,102            938        100,000          1,268          1,104       100,000
            5               3,133.03             1,366          1,225        100,000          1,612          1,472       100,000
            6               3,856.68             1,626          1,509        100,000          1,968          1,851       100,000
            7               4,616.52             1,882          1,788        100,000          2,336          2,242       100,000
            8               5,414.34             2,134          2,063        100,000          2,717          2,646       100,000
            9               6,252.06             2,381          2,335        100,000          3,110          3,063       100,000
           10               7,131.67             2,625          2,602        100,000          3,516          3,493       100,000
           15               12,235.05            3,018          3,018        100,000          4,918          4,918       100,000
           20               18,748.40            2,677          2,677        100,000          5,817          5,817       100,000
           25               27,061.27            1,092          1,092        100,000          5,527          5,527       100,000
           30               37,670.83            *              *              *              2,830          2,830       100,000
           35               51,211.61            *              *              *              *              *             *
       Age 65               37,670.83            *              *              *              2,830          2,830       100,000


                        10% ASSUMED HYPOTHETICAL GROSS RETURN
                                  CURRENT ASSUMPTIONS
                       ----------------------------------------


END OF POLICY           ACCUMULATED     SURRENDER       DEATH
YEAR                       VALUE          VALUE        BENEFIT
            1                 321             86       100,000
            2                 668            457       100,000
            3               1,045            857       100,000
            4               1,453          1,289       100,000
            5               1,895          1,754       100,000
            6               2,375          2,257       100,000
            7               2,894          2,801       100,000
            8               3,458          3,388       100,000
            9               4,069          4,022       100,000
           10               4,731          4,707       100,000
           15               8,045          8,045       100,000
           20              12,223         12,223       100,000
           25              17,181         17,181       100,000
           30              22,617         22,617       100,000
           35              27,630         27,630       100,000
       Age 65              22,617         22,617       100,000

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN        5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                      GUARANTEED ASSUMPTIONS                      GUARANTEED ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1                567.00                178              0        100,000            194              0       100,000
            2               1,162.35               344            133        100,000            385            174       100,000
            3               1,787.47               496            308        100,000            571            383       100,000
            4               2,443.84               632            468        100,000            750            585       100,000
            5               3,133.03               753            612        100,000            921            780       100,000
            6               3,856.68               855            738        100,000          1,081            964       100,000
            7               4,616.52               938            845        100,000          1,228          1,135       100,000
            8               5,414.34             1,002            931        100,000          1,362          1,292       100,000
            9               6,252.06             1,044            997        100,000          1,480          1,433       100,000
           10               7,131.67             1,062          1,039        100,000          1,579          1,555       100,000
           15               12,235.05              736            736        100,000          1,676          1,676       100,000
           20               18,748.40            *              *              *                638            638       100,000
           25               27,061.27            *              *              *              *              *             *
           30               37,670.83            *              *              *              *              *             *
           35               51,211.61            *              *              *              *              *             *
       Age 65               37,670.83            *              *              *              *              *             *


                        10% ASSUMED HYPOTHETICAL GROSS RETURN
                               GUARANTEED ASSUMPTIONS
                       ----------------------------------------

END OF POLICY           ACCUMULATED     SURRENDER       DEATH
YEAR                       VALUE          VALUE        BENEFIT
            1                210              0        100,000
            2                428            217        100,000
            3                652            464        100,000
            4                881            717        100,000
            5              1,116            975        100,000
            6              1,353          1,236        100,000
            7              1,592          1,498        100,000
            8              1,832          1,761        100,000
            9              2,071          2,024        100,000
           10              2,306          2,283        100,000
           15              3,339          3,339        100,000
           20              3,642          3,642        100,000
           25              1,829          1,829        100,000
           30              *              *              *
           35              *              *              *
       Age 65              *              *              *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios.

The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.

Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                          MALE AGE 35 AT LAST BIRTHDAY

             INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM $790

                              TOBACCO PREMIUM CLASS

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN         5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                        CURRENT ASSUMPTIONS                          CURRENT ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1                829.50                410             66        100,000            438             94       100,000
            2               1,700.48               815            504        100,000            892            582       100,000
            3               2,615.00             1,212            937        100,000          1,361          1,086       100,000
            4               3,575.25             1,604          1,363        100,000          1,847          1,606       100,000
            5               4,583.51             1,990          1,784        100,000          2,350          2,143       100,000
            6               5,642.19             2,370          2,198        100,000          2,870          2,697       100,000
            7               6,753.80             2,745          2,607        100,000          3,408          3,270       100,000
            8               7,920.99             3,113          3,010        100,000          3,965          3,862       100,000
            9               9,146.54             3,476          3,407        100,000          4,541          4,473       100,000
           10               10,433.36            3,833          3,799        100,000          5,138          5,104       100,000
           15               17,899.42            3,527          3,527        100,000          6,228          6,228       100,000
           20               27,428.21            1,748          1,748        100,000          5,948          5,948       100,000
           25               39,589.63            *              *              *              2,681          2,681       100,000
           30               55,111.02            *              *              *              *              *             *
           35               74,920.69            *              *              *              *              *             *
       Age 65               55,111.02            *              *              *              *              *             *


                       10% ASSUMED HYPOTHETICAL GROSS RETURN
                                 CURRENT ASSUMPTIONS
                       -------------------------------------

END OF POLICY           ACCUMULATED    SURRENDER     DEATH
YEAR                       VALUE         VALUE      BENEFIT
            1                 466           122     100,000
            2                 972           662     100,000
            3               1,521         1,245     100,000
            4               2,117         1,875     100,000
            5               2,763         2,556     100,000
            6               3,464         3,291     100,000
            7               4,224         4,087     100,000
            8               5,050         4,946     100,000
            9               5,945         5,876     100,000
           10               6,916         6,882     100,000
           15              10,743        10,743     100,000
           20              14,963        14,963     100,000
           25              18,687        18,687     100,000
           30              19,863        19,863     100,000
           35              14,223        14,223     100,000
       Age 65              19,863        19,863     100,000

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN         5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                      GUARANTEED ASSUMPTIONS                       GUARANTEED ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1               829.50                 297              0        100,000            321              0       100,000
            2              1,700.48                570            260        100,000            634            324       100,000
            3              2,615.00                814            539        100,000            932            656       100,000
            4              3,575.25              1,028            787        100,000          1,213            972       100,000
            5              4,583.51              1,207          1,001        100,000          1,472          1,265       100,000
            6              5,642.19              1,348          1,176        100,000          1,704          1,532       100,000
            7              6,753.80              1,448          1,310        100,000          1,904          1,766       100,000
            8              7,920.99              1,504          1,401        100,000          2,068          1,965       100,000
            9              9,146.54              1,513          1,444        100,000          2,191          2,122       100,000
           10              10,433.36             1,470          1,436        100,000          2,266          2,232       100,000
           15              17,899.42               384            384        100,000          1,736          1,736       100,000
           20              27,428.21             *              *              *              *              *             *
           25              39,589.63             *              *              *              *              *             *
           30              55,111.02             *              *              *              *              *             *
           35              74,920.69             *              *              *              *              *             *
       Age 65              55,111.02             *              *              *              *              *             *


                        10% ASSUMED HYPOTHETICAL GROSS RETURN
                                 GUARANTEED ASSUMPTIONS
                       ---------------------------------------

END OF POLICY          ACCUMULATED     SURRENDER      DEATH
YEAR                      VALUE          VALUE       BENEFIT
            1               346              1       100,000
            2               700            390       100,000
            3             1,059            784       100,000
            4             1,420          1,179       100,000
            5             1,780          1,573       100,000
            6             2,133          1,961       100,000
            7             2,476          2,339       100,000
            8             2,805          2,702       100,000
            9             3,114          3,045       100,000
           10             3,397          3,363       100,000
           15             4,218          4,218       100,000
           20             2,948          2,948       100,000
           25             *              *             *
           30             *              *             *
           35             *              *             *
       Age 65             *              *             *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios.

The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.

Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                         FEMALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM $470

                            NON-TOBACCO PREMIUM CLASS

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN        5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                       CURRENT ASSUMPTIONS                          CURRENT ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1                493.50                237             41        100,000            254             58       100,000
            2               1,011.68               471            295        100,000            516            340       100,000
            3               1,555.76               701            544        100,000            788            631       100,000
            4               2,127.05               927            790        100,000          1,068            931       100,000
            5               2,726.90             1,149          1,032        100,000          1,358          1,240       100,000
            6               3,356.74             1,368          1,270        100,000          1,658          1,560       100,000
            7               4,018.08             1,583          1,504        100,000          1,967          1,889       100,000
            8               4,712.49             1,794          1,736        100,000          2,287          2,229       100,000
            9               5,441.61             2,002          1,963        100,000          2,618          2,579       100,000
           10               6,207.19             2,207          2,188        100,000          2,961          2,941       100,000
           15               10,649.02            2,648          2,648        100,000          4,261          4,261       100,000
           20               16,318.05            2,553          2,553        100,000          5,252          5,252       100,000
           25               23,553.32            1,640          1,640        100,000          5,538          5,538       100,000
           30               32,787.57            *              *              *              4,585          4,585       100,000
           35               44,573.07            *              *              *              1,114          1,114       100,000
       Age 65               32,787.57            *              *              *              4,585          4,585       100,000


                        10% ASSUMED HYPOTHETICAL GROSS RETURN
                                 CURRENT ASSUMPTIONS
                       ---------------------------------------

END OF POLICY           ACCUMULATED     SURRENDER      DEATH
YEAR                       VALUE          VALUE       BENEFIT
            1                 270             74      100,000
            2                 563            387      100,000
            3                 881            724      100,000
            4               1,225          1,088      100,000
            5               1,598          1,481      100,000
            6               2,002          1,904      100,000
            7               2,440          2,362      100,000
            8               2,915          2,856      100,000
            9               3,430          3,391      100,000
           10               3,987          3,968      100,000
           15               6,908          6,908      100,000
           20              10,708         10,708      100,000
           25              15,522         15,522      100,000
           30              21,610         21,610      100,000
           35              29,002         29,002      100,000
       Age 65              21,610         21,610      100,000

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN         5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                     GUARANTEED ASSUMPTIONS                       GUARANTEED ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1                493.50                139              0        100,000            152              0       100,000
            2               1,011.68               266             89        100,000            300            123       100,000
            3               1,555.76               379            222        100,000            440            283       100,000
            4               2,127.05               477            340        100,000            572            434       100,000
            5               2,726.90               560            442        100,000            694            576       100,000
            6               3,356.74               625            527        100,000            804            706       100,000
            7               4,018.08               672            593        100,000            899            820       100,000
            8               4,712.49               700            641        100,000            979            920       100,000
            9               5,441.61               710            671        100,000          1,044          1,005       100,000
           10               6,207.19               702            683        100,000          1,094          1,074       100,000
           15               10,649.02              350            350        100,000          1,025          1,025       100,000
           20               16,318.05            *              *              *                114            114       100,000
           25               23,553.32            *              *              *              *              *              *
           30               32,787.57            *              *              *              *              *              *
           35               44,573.07            *              *              *              *              *              *
       Age 65               32,787.57            *              *              *              *              *              *


                        10% ASSUMED HYPOTHETICAL GROSS RETURN
                                 GUARANTEED ASSUMPTIONS
                       ---------------------------------------

END OF POLICY           ACCUMULATED     SURRENDER      DEATH
YEAR                       VALUE          VALUE       BENEFIT
            1                166              0       100,000
            2                335            159       100,000
            3                506            349       100,000
            4                678            541       100,000
            5                850            733       100,000
            6              1,020            922       100,000
            7              1,185          1,107       100,000
            8              1,346          1,287       100,000
            9              1,502          1,462       100,000
           10              1,652          1,633       100,000
           15              2,251          2,251       100,000
           20              2,241          2,241       100,000
           25                894            894       100,000
           30              *              *             *
           35              *              *             *
       Age 65              *              *             *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios.

The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.

Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

               ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                         FEMALE AGE 35 AT LAST BIRTHDAY

              INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM $660

                              TOBACCO PREMIUM CLASS

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN        5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                        CURRENT ASSUMPTIONS                         CURRENT ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                   PREMIUMS
END OF POLICY      ACCUMULATED AT 5%          ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR               PER YEAR                      VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1            693.00                    326             47        100,000            349             70       100,000
            2           1,420.65                   646            395        100,000            709            458       100,000
            3           2,184.68                   962            739        100,000          1,082            859       100,000
            4           2,986.92                 1,273          1,077        100,000          1,468          1,273       100,000
            5           3,829.26                 1,579          1,411        100,000          1,868          1,700       100,000
            6           4,713.73                 1,880          1,740        100,000          2,281          2,141       100,000
            7           5,642.41                 2,176          2,065        100,000          2,708          2,596       100,000
            8           6,617.53                 2,468          2,385        100,000          3,150          3,066       100,000
            9           7,641.41                 2,756          2,700        100,000          3,607          3,552       100,000
           10           8,716.48                 3,038          3,010        100,000          4,081          4,053       100,000
           15           14,953.94                2,941          2,941        100,000          5,105          5,105       100,000
           20           22,914.71                1,735          1,735        100,000          5,123          5,123       100,000
           25           33,074.88                *              *              *              3,377          3,377       100,000
           30           46,042.12                *              *              *              *              *             *
           35           62,591.97                *              *              *              *              *             *
       Age 65           46,042.12                *              *              *              *              *             *


                    10% ASSUMED HYPOTHETICAL GROSS RETURN
                              CURRENT ASSUMPTIONS
                   ---------------------------------------

END OF POLICY       ACCUMULATED     SURRENDER      DEATH
YEAR                   VALUE          VALUE       BENEFIT
            1             372             93      100,000
            2             775            523      100,000
            3           1,212            988      100,000
            4           1,686          1,490      100,000
            5           2,200          2,033      100,000
            6           2,758          2,618      100,000
            7           3,363          3,251      100,000
            8           4,019          3,935      100,000
            9           4,731          4,675      100,000
           10           5,502          5,475      100,000
           15           8,712          8,712      100,000
           20          12,319         12,319      100,000
           25          16,083         16,083      100,000
           30          19,740         19,740      100,000
           35          21,610         21,610      100,000
       Age 65          19,740         19,740      100,000

                                               0% ASSUMED HYPOTHETICAL GROSS RETURN        5% ASSUMED HYPOTHETICAL GROSS RETURN
                                                     GUARANTEED ASSUMPTIONS                       GUARANTEED ASSUMPTIONS
                                             ----------------------------------------     ---------------------------------------
                       PREMIUMS
END OF POLICY          ACCUMULATED AT 5%      ACCUMULATED     SURRENDER       DEATH        ACCUMULATED     SURRENDER      DEATH
YEAR                   PER YEAR                  VALUE          VALUE        BENEFIT          VALUE          VALUE       BENEFIT
            1               693.00                 254              0        100,000            275              0       100,000
            2              1,420.65                488            237        100,000            541            290       100,000
            3              2,184.68                698            475        100,000            798            574       100,000
            4              2,986.92                883            687        100,000          1,040            844       100,000
            5              3,829.26              1,040            873        100,000          1,265          1,098       100,000
            6              4,713.73              1,166          1,027        100,000          1,468          1,329       100,000
            7              5,642.41              1,259          1,147        100,000          1,647          1,536       100,000
            8              6,617.53              1,319          1,236        100,000          1,801          1,717       100,000
            9              7,641.41              1,348          1,292        100,000          1,928          1,872       100,000
           10              8,716.48              1,345          1,317        100,000          2,028          2,000       100,000
           15              14,953.94               813            813        100,000          2,025          2,025       100,000
           20              22,914.71             *              *              *                760            760       100,000
           25              33,074.88             *              *              *              *              *             *
           30              46,042.12             *              *              *              *              *             *
           35              62,591.97             *              *              *              *              *             *
       Age 65              46,042.12             *              *              *              *              *             *


                       10% ASSUMED HYPOTHETICAL GROSS RETURN
                              GUARANTEED ASSUMPTIONS
                      ---------------------------------------

END OF POLICY          ACCUMULATED     SURRENDER      DEATH
YEAR                      VALUE          VALUE       BENEFIT
            1               295             16       100,000
            2               598            347       100,000
            3               905            682       100,000
            4             1,215          1,020       100,000
            5             1,526          1,359       100,000
            6             1,833          1,694       100,000
            7             2,134          2,022       100,000
            8             2,428          2,344       100,000
            9             2,715          2,659       100,000
           10             2,995          2,967       100,000
           15             4,201          4,201       100,000
           20             4,667          4,667       100,000
           25             3,544          3,544       100,000
           30             *              *             *
           35             *              *             *
       Age 65             *              *             *

* The Policy would lapse unless additional premiums are paid.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by an Owner and the actual investment experience of the portfolios.

The death benefit, Accumulated Value, and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 5%, or 10% over a period of years, but also fluctuated above and below those averages for individual Policy Years. They would also be different if any Policy loans or withdrawals were made.

Neither the Company, the Separate Account, nor the portfolios make any representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B
                         Table of Death Benefit Factors

          TOBACCO - STANDARD & PREFERRED                  NON-TOBACCO - STANDARD, PREFERRED & SUPER PREFERRED

     ATTAINED AGE          MALE         FEMALE                  ATTAINED AGE                MALE         FEMALE
---------------------------------------------------------------------------------------------------------------------
           0              10.52         13.14                        0                      12.63        14.69
           1              10.37         12.92                        1                      12.51        14.48
           2              10.06         12.54                        2                      12.17        14.08
           3               9.76         12.17                        3                      11.83        13.68
           4               9.46         11.80                        4                      11.49        13.28
           5               9.16         11.44                        5                      11.15        12.88
           6               8.87         11.08                        6                      10.81        12.49
           7               8.59         10.73                        7                      10.48        12.11
           8               8.30         10.39                        8                      10.15        11.73
           9               8.03         10.05                        9                      9.82         11.36
          10               7.76          9.72                        10                     9.50         11.00
          11               7.49          9.40                        11                     9.20         10.65
          12               7.24          9.09                        12                     8.90         10.31
          13               7.00          8.79                        13                     8.62          9.98
          14               6.77          8.50                        14                     8.35          9.66
          15               6.56          8.22                        15                     8.10          9.35
          16               6.37          7.96                        16                     7.86          9.05
          17               6.18          7.71                        17                     7.63          8.76
          18               6.01          7.46                        18                     7.41          8.49
          19               5.84          7.22                        19                     7.20          8.22
          20               5.67          6.99                        20                     6.99          7.96
          21               5.51          6.77                        21                     6.79          7.70
          22               5.35          6.55                        22                     6.59          7.45
          23               5.20          6.34                        23                     6.39          7.21
          24               5.04          6.14                        24                     6.20          6.98
          25               4.89          5.94                        25                     6.00          6.75
          26               4.74          5.75                        26                     5.82          6.53
          27               4.59          5.56                        27                     5.63          6.32
          28               4.45          5.38                        28                     5.45          6.11
          29               4.30          5.20                        29                     5.27          5.91
          30               4.17          5.03                        30                     5.10          5.72
          31               4.03          4.87                        31                     4.93          5.53
          32               3.90          4.71                        32                     4.77          5.35
          33               3.78          4.56                        33                     4.61          5.17
          34               3.65          4.41                        34                     4.46          5.00

          TOBACCO - STANDARD & PREFERRED                  NON-TOBACCO - STANDARD, PREFERRED & SUPER PREFERRED

     ATTAINED AGE          MALE         FEMALE                  ATTAINED AGE                MALE         FEMALE
---------------------------------------------------------------------------------------------------------------------
          35               3.54          4.27                        35                     4.31          4.83
          36               3.42          4.13                        36                     4.17          4.67
          37               3.31          3.99                        37                     4.03          4.52
          38               3.21          3.87                        38                     3.89          4.37
          39               3.11          3.75                        39                     3.77          4.23
          40               3.01          3.63                        40                     3.64          4.09
          41               2.92          3.52                        41                     3.52          3.96
          42               2.83          3.41                        42                     3.41          3.83
          43               2.74          3.31                        43                     3.30          3.71
          44               2.66          3.21                        44                     3.19          3.59
          45               2.58          3.12                        45                     3.09          3.48
          46               2.51          3.02                        46                     2.99          3.37
          47               2.44          2.94                        47                     2.90          3.26
          48               2.37          2.85                        48                     2.81          3.16
          49               2.30          2.77                        49                     2.72          3.06
          50               2.24          2.69                        50                     2.63          2.97
          51               2.18          2.62                        51                     2.55          2.88
          52               2.12          2.55                        52                     2.48          2.79
          53               2.07          2.48                        53                     2.40          2.71
          54               2.01          2.41                        54                     2.33          2.63
          55               1.96          2.35                        55                     2.26          2.55
          56               1.91          2.28                        56                     2.20          2.47
          57               1.87          2.22                        57                     2.13          2.40
          58               1.82          2.17                        58                     2.07          2.33
          59               1.78          2.11                        59                     2.01          2.26
          60               1.74          2.05                        60                     1.96          2.20
          61               1.70          2.00                        61                     1.91          2.14
          62               1.67          1.95                        62                     1.86          2.07
          63               1.63          1.90                        63                     1.81          2.02
          64               1.60          1.85                        64                     1.76          1.96
          65               1.57          1.81                        65                     1.72          1.91
          66               1.54          1.76                        66                     1.68          1.86
          67               1.51          1.72                        67                     1.64          1.81
          68               1.48          1.68                        68                     1.60          1.76
          69               1.46          1.64                        69                     1.57          1.71
          70               1.43          1.61                        70                     1.53          1.67
          71               1.41          1.57                        71                     1.50          1.63
          72               1.39          1.53                        72                     1.47          1.59

          TOBACCO - STANDARD & PREFERRED                  NON-TOBACCO - STANDARD, PREFERRED & SUPER PREFERRED

     ATTAINED AGE          MALE         FEMALE                  ATTAINED AGE                MALE         FEMALE
---------------------------------------------------------------------------------------------------------------------
          73               1.36          1.50                        73                     1.44          1.55
          74               1.34          1.47                        74                     1.41          1.52
          75               1.33          1.44                        75                     1.39          1.48
          76               1.31          1.41                        76                     1.37          1.45
          77               1.29          1.39                        77                     1.34          1.42
          78               1.28          1.36                        78                     1.32          1.39
          79               1.26          1.34                        79                     1.30          1.36
          80               1.25          1.32                        80                     1.28          1.34
          81               1.24          1.30                        81                     1.27          1.32
          82               1.22          1.28                        82                     1.25          1.29
          83               1.21          1.26                        83                     1.23          1.27
          84               1.20          1.24                        84                     1.22          1.25
          85               1.19          1.23                        85                     1.21          1.23
          86               1.18          1.21                        86                     1.19          1.22
          87               1.17          1.20                        87                     1.18          1.20
          88               1.16          1.18                        88                     1.17          1.19
          89               1.16          1.17                        89                     1.16          1.17
          90               1.15          1.16                        90                     1.15          1.16
          91               1.14          1.15                        91                     1.14          1.15
          92               1.13          1.14                        92                     1.13          1.14
          93               1.12          1.12                        93                     1.12          1.12
          94               1.11          1.11                        94                     1.11          1.11
          95               1.10          1.10                        95                     1.10          1.10
          96               1.08          1.08                        96                     1.08          1.08
          97               1.07          1.07                        97                     1.07          1.07
          98               1.06          1.06                        98                     1.06          1.06
          99               1.05          1.05                        99                     1.05          1.05

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                         Statutory Financial Statements

                        December 31, 2000, 1999 and 1998


                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Board of Directors
Southern Farm Bureau Life Insurance Company:


We have audited the accompanying statutory statements of admitted assets, liabilities and stockholders' equity of Southern Farm Bureau Life Insurance Company as of December 31, 2000 and 1999, and the related statutory statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Southern Farm Bureau Life Insurance Company as of December 31, 2000 and 1999, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 2000.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and stockholders' equity of Southern Farm Bureau Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000, on the basis of accounting described in note 1.

Our audits were made for the purpose of forming an opinion on the basic statutory financial statements taken as a whole. The supplementary information included in Schedule 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.

                                 /s/ KPMG LLP

Jackson, Mississippi
April 20, 2001

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                    Statutory Statements of Admitted Assets,
                      Liabilities and Stockholders' Equity
                           December 31, 2000 and 1999

                       ADMITTED ASSETS                                                  2000                 1999
                                                                                 ----------------      ----------------
Investments:
    Bonds, at amortized cost (approximate fair value of
       $4,013,896,873 in 2000 and $3,788,282,615 in 1999)                       $ 4,043,541,986         3,854,079,639

    Stocks:
       Preferred stocks, at cost (approximate fair value of
          $58,693,375 in 2000 and $71,596,808 in 1999)                               52,413,863            56,309,533
       Common stocks, generally at fair value (cost of $227,045,952
          in 2000 and $260,132,621 in 1999)                                         237,086,215           339,351,756
                                                                                 ----------------      ----------------
                   Total stocks                                                     289,500,078           395,661,289
                                                                                 ----------------      ----------------
    Mortgage and other loans                                                        961,028,413           897,191,242
    Real estate:
       Home office property, at cost, less accumulated
          depreciation of $15,753,448 in 2000 and $14,779,270 in 1999                17,345,781            17,991,945
       Real estate held for investment, at cost, less accumulated
          depreciation of $24,480,091 in 2000 and $30,033,333 in 1999                60,700,549            84,141,499
                                                                                 ----------------      ----------------
                   Total real estate                                                 78,046,330           102,133,444
                                                                                 ----------------      ----------------
    Investment in subsidiaries                                                        5,250,607             4,951,239
    Partnership interests, at approximate equity in net assets                      257,460,128           195,391,631
    Short-term investments, at cost which approximates
       fair value                                                                   101,242,731           129,319,406
    Cash                                                                             15,898,169             9,586,388
    Policy loans                                                                    326,418,934           318,952,460
                                                                                 ----------------      ----------------
                   Total investments                                              6,078,387,376         5,907,266,738
                                                                                 ----------------      ----------------
Premiums deferred and uncollected                                                    74,885,916            69,358,823
Accrued investment income                                                            79,498,679            78,212,285
Due from subsidiaries and other affiliates                                              747,992                    --
Other receivables                                                                    12,524,766             8,214,425
Separate account assets                                                              18,325,544                    --
                                                                                 ----------------      ----------------
                                                                                $ 6,264,370,273         6,063,052,271
                                                                                 ================      ================

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                    Statutory Statements of Admitted Assets,
                      Liabilities and Stockholders' Equity
                           December 31, 2000 and 1999

            LIABILITIES AND STOCKHOLDERS' EQUITY                                     2000                  1999
                                                                                ----------------      ----------------
Aggregate reserves for all policies:
    Life and annuity policies and contracts                                    $ 4,684,642,585         4,570,830,028
    Accident and health contracts                                                   23,892,046            21,000,331
    Supplementary contracts                                                         15,933,453            16,850,722
                                                                                ----------------      ----------------
                   Total policy reserves                                         4,724,468,084         4,608,681,081
                                                                                ----------------      ----------------
Policy and contract claims                                                          19,046,748            15,900,592
Policyholders' funds:
    Premiums received in advance                                                     1,591,182             1,834,443
    Funds on deposit                                                                 4,367,552             4,475,298
    Accrued policy dividends                                                        57,045,324            55,016,180
    Dividends left on deposit                                                      299,348,192           294,060,110
                                                                                ----------------      ----------------
                   Total policyholders' funds                                      362,352,250           355,386,031
                                                                                ----------------      ----------------
Pension plan administration funds                                                  252,571,290           232,239,266
General liabilities:
    Taxes, other than federal income taxes                                           1,721,630             1,837,322
    Federal income taxes                                                             7,833,416            17,030,737
    Due to subsidiaries and other affiliates                                                --             1,009,283
    Commissions                                                                      5,212,783             5,310,580
    Notes payable                                                                   34,120,815            28,315,015
    Accounts payable and other liabilities                                          55,830,403            62,294,372
                                                                                ----------------      ----------------
                   Total general liabilities                                       104,719,047           115,797,309
                                                                                ----------------      ----------------
Interest maintenance reserve                                                        12,123,690             4,747,956
Asset valuation reserve                                                            110,286,735           134,565,136
Separate account liabilities                                                        18,325,544                    --
                                                                                ----------------      ----------------
                   Total liabilities                                             5,603,893,388         5,467,317,371
                                                                                ----------------      ----------------
Stockholders' equity:
    Common stock of $100 par value. Authorized 20,000 shares;
       issued and outstanding 15,000 shares                                          1,500,000             1,500,000
    Additional paid-in capital                                                         400,000               400,000
    Unassigned surplus                                                             658,576,885           593,834,900
                                                                                ----------------      ----------------
                   Total stockholders' equity                                      660,476,885           595,734,900
                                                                                ----------------      ----------------
                                                                               $ 6,264,370,273         6,063,052,271
                                                                                ================      ================

See accompanying notes to statutory financial statements.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                        Statutory Statements of Earnings

                  Years ended December 31, 2000, 1999 and 1998

                                                                                  2000              1999              1998
                                                                            ----------------  ----------------  ----------------
Income:
    Premiums and other considerations:
       Life premiums                                                       $   362,114,084       348,281,260       331,189,590
       Annuity premiums and other fund deposits                                174,460,429       181,558,622       172,009,262
       Accident and health premiums                                             20,067,674        19,745,028        18,137,970
       Supplementary contracts and dividend accumulations                       34,525,645        35,628,154        42,235,814
    Reserve adjustments on reinsurance ceded                                     9,551,590        21,369,091                --
    Investment income, net of expenses of $20,911,227
       in 2000, $32,020,884 in 1999, and $32,049,675 in 1998                   391,937,767       367,681,412       366,228,843
    Other                                                                          397,944           456,053           681,237
                                                                            ----------------  ----------------  ----------------
                   Total income                                                993,055,133       974,719,620       930,482,716
                                                                            ----------------  ----------------  ----------------

Benefits and reserve changes:
    Death benefits                                                              95,730,418        87,686,517        73,326,829
    Accident and health benefits                                                 7,621,539         8,186,468         8,019,614
    Surrender and other life insurance benefits                                334,631,269       263,721,779       258,042,065
    Annuity benefits                                                            32,978,833        28,028,351        29,744,958
    Net increase in aggregate reserves, certain funds on deposit,
       and loading on deferred and uncollected premiums                        134,646,110       239,597,607       219,827,805
    Interest on policy and contract funds                                       19,366,334         1,069,386         1,019,198
    Payments on dividend accumulations and supplementary
       contracts                                                                46,786,193        46,822,835        44,873,650
                                                                            ----------------  ----------------  ----------------
                   Total benefits and reserve changes                          671,760,696       675,112,943       634,854,119
                                                                            ----------------  ----------------  ----------------

Other operating expenses:
    Commissions                                                                 52,202,809        53,457,322        51,354,641
    General insurance expenses                                                  78,420,583        76,472,469        74,661,182
    Taxes, licenses and fees                                                    12,789,788        11,999,098        12,300,466
                                                                            ----------------  ----------------  ----------------
                   Total other operating expenses                              143,413,180       141,928,889       138,316,289
                                                                            ----------------  ----------------  ----------------

                   Earnings before policyholders' dividends, federal
                     income taxes and realized investment gains                177,881,257       157,677,788       157,312,308

Policyholders' dividends                                                        55,372,681        53,269,970        51,640,910
                                                                            ----------------  ----------------  ----------------
                   Earnings before federal income taxes and
                     realized investment gains                                 122,508,576       104,407,818       105,671,398

Federal income taxes                                                            40,896,798        42,632,478        40,119,044
                                                                            ----------------  ----------------  ----------------
                   Earnings before realized investment gains                    81,611,778        61,775,340        65,552,354

Realized investment gains                                                       67,535,338        63,767,085        27,736,157
    Adjusted for:
       Federal income taxes                                                    (25,054,096)      (24,400,801)      (10,258,983)
       Transfer to interest maintenance reserve                                (11,860,793)       (5,475,929)       (5,354,235)
                                                                            ----------------  ----------------  ----------------
                   Realized investment gains, net                               30,620,449        33,890,355        12,122,939
                                                                            ----------------  ----------------  ----------------
                   Net earnings                                            $   112,232,227        95,665,695        77,675,293
                                                                            ================  ================  ================


See accompanying notes to statutory financial statements.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

             Statutory Statements of Changes in Stockholders' Equity

                  Years ended December 31, 2000, 1999 and 1998

                                                                                              ADDITIONAL
                                                                             COMMON             PAID-IN            UNASSIGNED
                                                                             STOCK              CAPITAL              SURPLUS
                                                                        -----------------  ------------------  --------------------
Balance, December 31, 1997                                             $   1,500,000             400,000           487,379,271

Net earnings                                                                      --                  --            77,675,293
Unrealized investment losses, net                                                 --                  --           (13,048,519)
Change in equity of subsidiaries                                                  --                  --             5,504,444
Increase in asset valuation reserve                                               --                  --           (11,143,341)
Change in valuation basis on certain group annuity contracts                      --                  --              (273,068)
Decrease in nonadmitted assets                                                    --                  --             5,175,060
Cash dividends to stockholders                                                    --                  --              (151,500)
                                                                        -----------------  ------------------  --------------------

Balance, December 31, 1998                                                 1,500,000             400,000           551,117,640
                                                                        -----------------  ------------------  --------------------

Net earnings                                                                      --                  --            95,665,695
Unrealized investment losses, net                                                 --                  --           (28,521,645)
Change in equity of subsidiaries, net of dividends received                       --                  --               447,139
Increase in asset valuation reserve                                               --                  --           (19,128,215)
Transfer of interest maintenance reserve from subsidiary                          --                  --              (489,947)
Increase in nonadmitted assets                                                    --                  --            (5,109,817)
Cash dividends to stockholders                                                    --                  --              (145,950)
                                                                        -----------------  ------------------  --------------------

Balance, December 31, 1999                                                 1,500,000             400,000           593,834,900
                                                                        -----------------  ------------------  --------------------

Net earnings                                                                      --                  --           112,232,227
Unrealized investment losses, net                                                 --                  --           (71,981,669)
Change in equity of subsidiaries                                                  --                  --               299,369
Decrease in asset valuation reserve                                               --                  --            24,278,401
Decrease in nonadmitted assets                                                    --                  --                55,157
Cash dividends to stockholders                                                    --                  --              (141,500)
                                                                        -----------------  ------------------  --------------------

Balance, December 31, 2000                                             $   1,500,000             400,000           658,576,885
                                                                        =================  ==================  ====================


See accompanying notes to statutory financial statements.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                       Statutory Statements of Cash Flows

                  Years ended December 31, 2000, 1999 and 1998

                                                                               2000                1999                1998
                                                                        ------------------  ------------------  ------------------
Cash from operations:
    Premiums, annuity considerations, and other fund deposits          $     542,744,709         534,502,883          508,452,122
    Other premiums, considerations and deposits collected                     34,525,645          35,628,154           42,235,814
    Reinsurance reserve adjustments received on reinsurance ceded             19,436,401           9,188,030            8,285,999
    Investment income received                                               383,378,952         351,247,945          350,056,509
    Other income received                                                        397,942             411,105              487,139
                                                                        ------------------  ------------------  ------------------
                                                                             980,483,649         930,978,117          909,517,583
                                                                        ------------------  ------------------  ------------------
    Life and accident and health claims paid                                (101,267,451)        (94,714,531)         (82,227,716)
    Surrender benefits paid                                                 (333,569,619)       (262,452,856)        (256,944,332)
    Annuity and other benefits paid to policyholders                         (98,343,534)        (75,883,974)         (75,499,836)
                                                                        ------------------  ------------------  ------------------
                                                                            (533,180,604)       (433,051,361)        (414,671,884)
                                                                        ------------------  ------------------  ------------------
    Commissions, taxes and other expenses paid                              (161,502,450)       (145,175,086)        (137,610,641)
    Dividends paid to policyholders                                          (53,343,537)        (51,606,536)         (50,132,513)
    Federal income taxes paid                                                (44,876,686)        (44,214,002)         (36,379,223)
                                                                        ------------------  ------------------  ------------------
                                                                            (259,722,673)       (240,995,624)        (224,122,377)
                                                                        ------------------  ------------------  ------------------
                   Net cash from operations                                  187,580,372         256,931,132          270,723,322
                                                                        ------------------  ------------------  ------------------

Cash from investments:
    Proceeds from investments sold, matured or repaid:
       Bonds                                                                 826,715,432       1,243,564,059          799,985,799
       Common and preferred stocks                                           247,172,307         180,626,487           89,647,294
       Mortgage loans                                                         49,103,659          82,402,398          114,007,683
       Real estate                                                            27,371,236           1,850,000            1,870,000
       Other invested assets                                                  36,177,646          30,091,764           40,975,309
       Federal income taxes on net capital gains                             (24,400,801)        (10,258,983)         (21,987,458)
                                                                        ------------------  ------------------  ------------------
                   Total investment proceeds                               1,162,139,479       1,528,275,725        1,024,498,627
                                                                        ------------------  ------------------  ------------------

    Cost of investments acquired:
       Bonds                                                                (983,542,252)     (1,416,661,383)        (938,055,688)
       Common and preferred stocks                                          (172,784,845)       (144,647,276)        (160,151,880)
       Mortgage loans                                                       (113,206,094)       (158,628,935)        (143,095,413)
       Real estate                                                            (4,815,944)         (2,282,399)            (891,977)
       Other invested assets                                                 (97,818,511)        (83,016,637)         (88,323,837)
                                                                        ------------------  ------------------  ------------------
                   Total investments acquired                             (1,372,167,646)     (1,805,236,630)      (1,330,518,795)
                                                                        ------------------  ------------------  ------------------

    Net increase in policy loans                                              (7,466,474)           (915,126)          (5,832,344)
                                                                        ------------------  ------------------  ------------------

                   Net cash from investments                                (217,494,641)       (277,876,031)        (311,852,512)
                                                                        ------------------  ------------------  ------------------

Cash from financing and miscellaneous sources:
    Advances on notes payable                                                  6,953,800          30,407,143                   --
    Payments on notes payable                                                 (1,148,000)         (2,092,128)                  --
    Other cash provided                                                       29,352,278          18,948,899            5,741,803
    Dividends paid to stockholders                                              (141,500)           (145,950)            (151,500)
    Other cash applied                                                       (26,867,203)        (14,521,419)         (11,890,183)
                                                                        ------------------  ------------------  ------------------

                   Net cash from financing and miscellaneous sources           8,149,375          32,596,545           (6,299,880)
                                                                        ------------------  ------------------  ------------------

Net increase (decrease) in cash and short-term investments                   (21,764,894)         11,651,646          (47,429,070)

Cash and short-term investments:
    Beginning of year                                                        138,905,794         127,254,148          174,683,218
                                                                        ------------------  ------------------  ------------------

    End of year                                                        $     117,140,900         138,905,794          127,254,148
                                                                        ==================  ==================  ==================


See accompanying notes to statutory financial statements.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

                        December 31, 2000, 1999 and 1998

(1)    OPERATIONS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

       (a)    OPERATIONS

              Southern Farm Bureau Life Insurance Company (the Company) writes a portfolio of the usual forms of ordinary life insurance on a participating basis, term, universal and group life insurance, annuities, and accident and health coverages. The Company has two wholly-owned subsidiaries: Southern Capital Life Insurance Company (Southern Capital) and Southern Farm Bureau Fund Distributor, Inc. In December 1998, Southern Farm Bureau Universal Life Insurance Company was merged with the Company. The Company operates under the control of the Farm Bureaus in the states of Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Texas and Virginia. Because the Company operates solely within ten Southeastern states, the Company is subject to regulatory and market risks within that geographic area.

       (b)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi, which vary in some respects from accounting principles generally accepted in the United States of America. The more significant of these differences are:

              1. Eligible bonds are carried at amortized cost and eligible preferred stocks are carried at cost. Other bonds and preferred stocks are carried in accordance with valuations established by the National Association of Insurance Commissioners, generally at fair value, with no provision for deferred income taxes on the net unrealized appreciation or depreciation in such investments.

              2. Certain assets, designated as "nonadmitted assets," have been deducted from unassigned surplus.

              3. Investments in wholly-owned subsidiaries are accounted for using the modified equity method (equity in earnings or losses computed on a statutory basis is included in unassigned surplus rather than earnings) and are treated as unconsolidated investments rather than being consolidated in accordance with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries."

              4. Premium income is reported as earned over the premium-paying period of the policies, whereas the related acquisition and commission costs are recognized as expenses when incurred. The reserves for future benefits are accumulated by setting aside portions of premium income at certain rates of interest, mortality, and morbidity consistent with statutory requirements. Such reserves are designed to be sufficient to provide the contractual benefits; however, such reserves may not recognize estimates, based on actual experience, of mortality, morbidity, interest and withdrawals as required by accounting principles generally accepted in the United States of America. The mortality tables and interest assumptions currently being used on ordinary life policies issued are principally the 1958 CSO table, with 2-1/2% to 4-1/2% interest rate factors, and the 1980 CSO tables, with 4% to 5% interest rate factors, and on annuities issued, are principally the 1971 IAM tables, with 4-1/2% to 7-1/2% interest rate factors.

              5. The provision for participating policyholders' dividends is determined by the Board of Directors rather than being recorded ratably over the premium-paying period in accordance with dividend scales contemplated at the time the policies were issued.

              6. Annuity and certain universal life deposits and withdrawals are recorded as income and expense rather than being accounted for as a direct increase or decrease of the corresponding liability.

              7. The asset valuation and interest maintenance reserves are reported as liabilities rather than as appropriated surplus.

              8. Reinsurance premiums and corresponding benefits and reserves ceded are recorded as deductions from direct amounts.

              9. Deferred federal income taxes are not provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

             10. The statutory statements of cash flows do not classify or define cash flows consistent with accounting principles generally accepted in the United States of America and a reconciliation of net earnings to net cash provided by operating activities is not provided.

             11. Pension expense and the related financial statement disclosures are not determined in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."

             12. Postretirement benefits expense and the related financial statement disclosures are not determined in accordance with Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions. "

             13. The statutory basis financial statements do not include reporting and display of comprehensive income and its components as specified under accounting principles generally accepted in the United States of America.

              The aggregate effect on the accompanying statutory financial statements of the variations from accounting principles generally accepted in the United States of America has not been determined, but is presumed to be material.

              The preparation of the statutory financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

       (c)    CODIFICATION PROJECT

              The Company currently prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. In 1994, the National Association of Insurance Commissioners (NAIC) undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the Codification) as the NAIC supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state.

              The adoption date for the Codification is January 1, 2001. Management estimates that the impact of the Codification on the Company's statutory surplus at January 1, 2001 to be an increase of approximately $21 - 23 million; however, management continues to evaluate the impact of the Codification on the carrying amount of the Company's investments in limited partnerships and joint ventures and accruals for postemployment benefits. This increase is principally attributable to changes in accounting for deferred income taxes, asset valuation reserve, interest maintenance reserve, EDP equipment, pension benefits and compensated absences.

       (d)    COMMON STOCKS

              Common stocks are generally carried at fair value with unrealized investment gains and losses reflected in unassigned surplus.

       (e)    DEPRECIATION

              Depreciation is provided over the estimated useful lives of the respective assets using straight-line and accelerated methods. Depreciation expense was $3,011,394 in 2000, $4,118,885 in 1999 and $4,201,569 in 1998.

       (f)    INVESTMENTS

              Premiums and discounts are amortized over the term of the related investment using the interest method. The amortization of premiums and discounts on mortgage-backed securities is periodically adjusted to reflect the actual prepayment experience of the underlying mortgage loans. The specific recognition method is used to recognize realized gains or losses on sales of investments.

       (g)    DERIVATIVES

              The Company writes covered call options as a means of generating additional income. Option contracts allow the holder of the option to buy or sell a specific financial instrument at a specified price during a specified time period. The amount received for the call option is recognized as a liability until the option expires. Gains and losses realized on the settlement or expiration of these options are recognized as income based on the difference between the consideration received by the Company and the consideration paid, if any, on termination of the option contract. For the years ended December 31, 2000 and 1999, the net gain (loss) recognized on the termination of covered call options in the accompanying statutory statements of earnings was $1,192,447 and ($2,598,884), respectively.

       (h)    INCOME TAXES

              The Company files a consolidated federal income tax return that includes the operating results of the Company and its wholly-owned subsidiaries. Income taxes are allocated to the subsidiaries as if they filed separate federal income tax returns.

       (i) ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS

              Separate account assets and liabilities reported in the accompanying statutory statements of admitted assets, liabilities and stockholders' equity represent funds that are separately administered for variable annuity contracts and for which the contractholder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are included in annuity premiums and other fund deposits.

       (j)    RECLASSIFICATION

              Certain prior period amounts have been reclassified to conform with the current year presentation.

(2)    BONDS AND COMMON AND PREFERRED STOCKS

       The cost or amortized cost and estimated fair value of bonds and common and preferred stocks follow:

                                                      COST OR          GROSS            GROSS
                                                     AMORTIZED       UNREALIZED      UNREALIZED         ESTIMATED
                                                       COST            GAINS           LOSSES           FAIR VALUE
                                                  ---------------  --------------  ----------------  ----------------
       December 31, 2000
           Bonds:
             U. S. Treasury securities
                and obligations of
                U. S. Government
                corporations and
                agencies                        $   489,060,477      17,736,998       (2,417,214)       504,380,261
             Mortgage-backed
                securities                        1,335,455,982      26,103,348      (10,913,953)     1,350,645,377
             Corporate and other
                securities                        2,219,025,527      59,995,527     (120,149,819)     2,158,871,235
                                                  ---------------  --------------  ----------------  ----------------

                                                $ 4,043,541,986     103,835,873     (133,480,986)     4,013,896,873
                                                  ===============  ==============  ================  ================

           Preferred stocks                     $    52,413,863      10,189,130       (3,909,618)        58,693,375
           Common stocks (see note 12)              227,045,952     196,673,518      (55,873,617)       367,845,853
                                                  ---------------  --------------  ----------------  ----------------

                                                $   279,459,815     206,862,648      (59,783,235)       426,539,228
                                                  ===============  ==============  ================  ================

       December 31, 1999
           Bonds:
             U. S. Treasury securities
                and obligations of
                U. S. Government
                corporations and
                agencies                        $   520,007,227       2,378,796      (14,743,653)       507,642,370
             Mortgage-backed
                securities                        1,329,608,072       7,258,497      (38,353,029)     1,298,513,540
             Corporate and other
                securities                        2,004,464,340      65,099,879      (87,437,514)     1,982,126,705
                                                  ---------------  --------------  ----------------  ----------------

                                                $ 3,854,079,639      74,737,172     (140,534,196)     3,788,282,615
                                                  ===============  ==============  ================  ================

           Preferred stocks                     $    56,309,533      17,462,019       (2,174,744)        71,596,808
           Common stocks (see note 12)              260,132,621     382,347,116      (53,614,880)       588,864,857
                                                  ---------------  --------------  ----------------  ----------------

                                                $   316,442,154     399,809,135      (55,789,624)       660,461,665
                                                  ===============  ==============  ================  ================

       The amortized cost and estimated fair value of bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          AMORTIZED           ESTIMATED
                                                                             COST            FAIR VALUE
                                                                       ----------------   -----------------
            Due in one year or less                                 $     109,254,734         109,457,180
            Due after one year through five years                         841,023,228         824,545,596
            Due after five years through ten years                      1,008,294,535         976,406,432
            Due after ten years                                           749,513,507         752,842,288
                                                                       ----------------   -----------------
                                                                        2,708,086,004       2,663,251,496
            Mortgage-backed securities                                  1,335,455,982       1,350,645,377
                                                                       ----------------   -----------------

                                                                    $   4,043,541,986       4,013,896,873
                                                                       ================   =================

       Proceeds from sales of bonds during 2000, 1999 and 1998 were $432,466,039, $348,736,547 and $216,682,439, respectively. Gross gains of
       $65,512,268 in 2000, $29,849,941 in 1999 and $14,999,434 in 1998 and
       gross losses of $37,605,258 in 2000, $23,479,378 in 1999 and $9,315,159
       in 1998 were realized on those sales.

       Proceeds from sales of common stocks during 2000, 1999 and 1998 were $168,832,440, $92,129,381 and $34,519,274, respectively. Gross gains of
       $67,664,930 in 2000, $48,930,633 in 1999 and $18,714,537 in 1998 and
       gross losses of $28,607,548 in 2000, $3,808,573 in 1999 and $937,387 in
       1998 were realized on those sales.

       Proceeds from sales of preferred stocks during 2000, 1999 and 1998 were $49,086,457, $55,331,598 and $43,715,575, respectively. Gross gains of
       $6,695,787 in 2000, $9,771,276 in 1999 and $5,304,482 in 1998 and gross losses of $7,361,726 in 2000, $4,210,309 in 1999 and $2,904,217 in 1998
       were realized on those sales.


(3)    REINSURANCE

       A summary of reinsurance activity follows:

                                                                         2000               1999
                                                                   ----------------   -----------------
       At December 31,
       Ceded life insurance in force - unrelated parties        $   3,351,731,235       3,343,987,535
                                                                   ================   =================

       Reserve credits - unrelated parties                      $      34,972,093          29,221,738
                                                                   ================   =================

                                                            2000               1999               1998
                                                      ----------------   -----------------   --------------
       For the year ended December 31,
       Net premiums ceded - unrelated parties       $     41,971,444          30,719,250       31,279,185
                                                      ================   =================   ==============

       Claims ceded - unrelated parties             $     19,548,411          19,893,653       21,024,100
                                                      ================   =================   ==============

       Premiums ceded to Southern Capital           $             --           4,000,370        2,992,484
                                                      ================   =================   ==============

       Claims ceded to Southern Capital             $             --           2,671,676        3,501,304
                                                      ================   =================   ==============

       A contingent liability exists with respect to life insurance covered under reinsurance agreements in the event the reinsurance company is unable to meet its obligations due under the contracts. In the opinion of management, this liability is not significant.


(4)    FEDERAL INCOME TAXES

       The differences between income tax expense shown on the statutory statements of earnings and the amounts computed by applying the federal income tax rate of 35% in 2000, 1999 and 1998 to earnings before federal income taxes and realized investment gains follow:

                                                               2000                      1999                     1998
                                                    ------------------------  ------------------------  -----------------------
                                                       AMOUNT      PERCENT       AMOUNT      PERCENT       AMOUNT     PERCENT
                                                    ------------  ----------  ------------  ----------  -----------  ----------
       Computed "expected" tax expense             $ 42,878,002      35.0%     36,542,736     35.0%     36,984,989     35.0%
       Increases (reductions) in taxes
         resulting from:
            Difference in statutory and
              tax reserves                            6,361,044       5.2       4,877,840      4.7         939,314      0.9
            Increase in deferred and uncollected
              premiums, net of loading               (1,861,666)     (1.5)     (1,645,039)    (1.6)     (1,404,718)    (1.3)
            Discount amortization on bonds
              not currently taxable                  (1,679,734)     (1.4)     (1,613,306)    (1.6)     (1,485,581)    (1.4)
            Deferred acquisition costs, net           2,068,950       1.7       2,746,077      2.6       3,874,392      3.7
            Earnings of investments in
              partnerships                           (2,766,618)     (2.3)     (1,302,596)    (1.2)     (1,371,989)    (1.3)
            Contingent liability accruals            (1,272,786)     (1.0)      5,087,786      4.9         700,000      0.7
            Low income housing tax credits           (3,000,000)     (2.4)     (1,157,281)    (1.1)             --       --
            Other                                       169,606       0.1        (903,739)    (0.9)      1,882,637      1.7
                                                    ------------  ----------  ------------  ----------  -----------  ----------

                    Actual tax expense             $ 40,896,798      33.4%     42,632,478     40.8%     40,119,044     38.0%
                                                    ============  ==========  ============  ==========  ===========  ==========

       Accumulations in the "policyholders' surplus account" generally become taxable only when distributions are made from this account or when the balance exceeds certain limitations. There is no present intention to distribute such surplus, and the account balance does not exceed applicable limitations. At December 31, 2000, the "policyholders' surplus account" was approximately $2,800,000.

(5)    RELATED PARTY TRANSACTIONS

       Effective December 31, 1999, the Company cancelled its coinsurance agreement with Southern Capital. In connection with the cancellation, the assets and liabilities summarized below were transferred to the Company at Southern Capital's carrying values:

            Assets:
                Bonds                                                                   $  187,138,560
                Common stocks                                                               10,767,904
                Mortgage loans                                                              35,481,594
                Other invested assets                                                        9,640,883
                Premiums deferred and uncollected                                              175,224
                Accrued investment income                                                    2,384,233
                                                                                         ---------------
                                                                                           245,588,398
                                                                                         ---------------

            Liabilities:
                Aggregate reserves:
                   Life and annuity policies and contracts                                  10,829,425
                   Excess interest reserves                                                  9,919,358
                   Interest maintenance reserve                                                489,947
                Pension plan administration funds                                          223,563,009
                Accrued interest on policy contract funds                                    8,676,257
                Accrued policy dividends                                                        20,629
                Premiums received in advance                                                    25,228
                Policy and contract claims                                                     259,728
                                                                                         ---------------
                                                                                           253,783,581
                                                                                         ---------------

            Additional amount due from Southern Capital                                 $    8,195,183
                                                                                         ===============

       In October 1999, Southern Capital declared a special dividend in the amount of $47,250,000, which was paid to the Company on December 31, 1999. The dividend consisted of bonds including accrued interest, which were recorded by the Company at Southern Capital's carrying value.

       The above transactions were approved by the Commissioner of Insurance of the State of Mississippi during 1999.

       Through common ownership and directorship, the Company has certain transactions with associated companies. For the most part, these transactions represent agency-related costs of operations. Service agreements with the State and County Farm Bureau organizations in the various states provide for reimbursement (based on a percentage of income) to these organizations of the cost of office space and clerical assistance. During the years ended December 31, 2000, 1999, and 1998, such fees aggregated $12,436,666, $12,120,943, and $11,988,279, respectively. Management believes that such agreements are beneficial to the Company in providing operating efficiency and prompt service to policyholders.

       Additionally, the Company allocates certain expenses to its subsidiaries, principally Southern Capital. The reimbursements from Southern Capital are principally based on actual commissions, service fees and premium taxes incurred plus a management fee. Such allocated expenses aggregated approximately $25,000 in 2000, $1,994,000 in 1999 and $1,915,000 in 1998.
       As discussed in note 1(h), federal income taxes are allocated to the Company's subsidiaries as if they filed a separate return. At
       December 31, 2000 and 1999, amounts due from (to) subsidiaries and other affiliates consisted of the following:

                                                                          2000             1999
                                                                     --------------  ---------------
            Southern Capital Life Insurance Company                 $    144,088        1,166,565
            Southern Farm Bureau Fund Distributor, Inc.                   15,857          (38,518)
            State and County Farm Bureaus                                588,047       (2,137,330)
                                                                     --------------  ---------------

                                                                    $    747,992       (1,009,283)
                                                                     ==============  ===============

(6)    INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

       The Company's wholly-owned subsidiaries are accounted for using the modified equity method rather than being consolidated in accordance with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries." A summary of the principal unconsolidated subsidiary's financial position and operating results, prepared on a statutory basis, follows:

           SOUTHERN CAPITAL LIFE INSURANCE COMPANY - UNAUDITED IN 2000, AUDITED IN 1999

                                                                        2000             1999
                                                                   ---------------  ---------------
            Total admitted assets                                $     5,232,409        5,995,171
                                                                   ===============  ===============

            Total liabilities                                    $       145,436        1,167,413
                                                                   ===============  ===============

            Capital stock and surplus                            $     5,086,973        4,827,758
                                                                   ===============  ===============

            Net earnings                                         $       259,215        2,257,336
                                                                   ===============  ===============

(7)    NOTES PAYABLE

       Notes payable at December 31, 2000 and 1999 consist of the following:

                                                                              2000                 1999
                                                                         --------------       --------------
            Note payable with imputed interest at 8.04%,
                maturing October 1, 2000; secured by limited
                partnership interest in American Tax Credit
                Corporate Fund VII, L. P.                               $           --           7,548,537

            Note payable with imputed interest at 6.59%,
                maturing October 1, 2001; secured by limited
                partnership interest in Boston Capital Corporate
                Tax Credit Fund XI, L. P.                                    2,384,256           3,576,384

            Note payable with imputed interest at 7.40%,
                maturing January 1, 2002; secured by limited
                partnership interest in Boston Capital Corporate
                Tax Credit Fund XII, L. P.                                   2,673,510           3,564,680

            Note payable with imputed interest at 7.38%,
                maturing May 31, 2001; secured by limited
                partnership interest in American Tax Credit
                Corporate Fund IX, L. P.                                     5,823,904           5,422,072

            Note payable with imputed interest at 8.37%,
                maturing July 1, 2002; secured by limited
                partnership interest in Boston Capital Corporate
                Tax Credit Fund XIV, L. P.                                   5,464,342           5,464,342

            Note payable with imputed interest at 8.68%,
                maturing May 31, 2005; secured by limited
                partnership interest in Boston Capital Corporate
                Tax Credit Fund XV, L. P.                                    6,524,803                  --

            Zero coupon note payable due on demand, secured
                by limited partnership interest in American Tax
                Credit Corporate Fund X, L. P.                                      --           2,739,000

            Non-interest bearing note payable due on demand;
                secured by limited partnership interest in
                SSM Venture Partners II, L. P.                              11,250,000                  --
                                                                          -----------------  ------------------

                                                                        $   34,120,815          28,315,015
                                                                          =================  ==================

       The aggregate maturities of notes payable for each of the years subsequent to December 31, 2000 are as follows:

               YEAR ENDING
               DECEMBER 31,
           --------------------
                   2001                                           $    20,484,354
                   2002                                                 7,294,107
                   2003                                                        --
                   2004                                                        --
                   2005                                                 6,342,354
                                                                   ----------------

                                                                  $    34,120,815
                                                                   ================

(8)    RETIREMENT PLANS

       The Company has a noncontributory defined benefit pension plan, a contributory defined contribution plan and a postretirement benefit plan. All plans cover substantially all employees, subject to certain eligibility requirements such as age and length of service.

       PENSION PLAN

       A summary of the actuarial present value of accumulated benefits and net assets of the pension plan follows:

                                                                                 JUNE 30,
                                                                      ------------------------------
                                                                           2000            1999
                                                                      --------------  --------------
            Actuarial present value of accumulated benefits:
                Vested                                              $   19,959,500      19,917,265
                Nonvested                                                3,139,334       2,680,147
                                                                      --------------  --------------

                                                                    $   23,098,834      22,597,412
                                                                      ==============  ==============

            Net assets available for benefits                       $   24,298,884      23,210,150
                                                                      ==============  ==============

       The assumed rate of return used in determining the actuarial present value of accumulated benefits was 6.29% in 2000 and 6.33% in 1999. The assets of the pension plan are administered by the Company at the direction of the trustee.

       The actuarial present value of accumulated plan benefits is the present value of benefits attributed by the pension benefit formula to employee service rendered as of the valuation date and is based on employee services and compensation as of that date. The actuarial present value of accumulated plan benefits includes no assumption about future compensation or future service.

       Contributions to the pension plan fund normal pension costs on a current basis, unfunded accrued liabilities over thirty years and prior service costs arising from changes in actuarial assumptions over ten years. During 2000, 1999 and 1998, contributions of $3,106,063, $2,995,983 and
       $3,009,945, respectively, were made to the plan.

       DEFINED CONTRIBUTION PLAN

       Participants may contribute up to twenty-two percent of their compensation to this plan each year, subject to regulatory limitations. The Company matches participant contributions that qualify for income tax deferral, limited to four percent in 2000 and three percent in 1999 and 1998 of each participant's compensation. All contributions made by a participant are vested. The cost of the plan to the Company was $669,135 in 2000, $509,575 in 1999 and $521,402 in 1998.

       POSTRETIREMENT BENEFIT PLAN

       The actuarial and recorded liability for the Company's postretirement benefit plan, none of which have been funded, are as follows at December 31, 2000 and 1999:

                                                                           2000            1999
                                                                      --------------  --------------
            Accumulated postretirement benefit obligation:
                Retired participants                                $    2,493,083       2,317,530
                Other fully eligible participants                        1,501,565       1,320,874
                                                                      --------------  --------------

                                                                    $    3,994,648       3,638,404
                                                                      ==============  ==============

       Postretirement benefit expense of $495,734, $354,252, and $376,052 is reflected as a component of general insurance expenses in the 2000, 1999 and 1998 statutory statements of earnings, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 2000 and 1999. The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.0% and 6.5% for employees under 65 and for those over 65, respectively, in 2000 and 7.5% and 7.0% for employees under 65 and for those over 65, respectively, in 1999. The rate is graded down each year to an ultimate rate of 5.5% and 5.0% in 2003 for employees under 65 and for those over 65, respectively. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 2000, would be increased by 8.3%.


(9)    COMMITMENTS AND CONTINGENCIES

       COMMITMENTS

       The Company is obligated under the terms of various leases for certain equipment. Total lease rental expense, including short-term rentals, amounted to approximately $1,727,000 in 2000, $1,911,000 in 1999 and $2,625,000 in 1998. In most cases, management expects that in the normal course of business leases will be renewed or replaced by other leases. Future minimum rental payments required under leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 are not significant.

       The Company makes commitments to extend credit and make equity investments in the normal course of business. Commitments to extend credit are agreements to lend money with fixed expiration dates or other termination clauses. Equity commitments usually take the form of investments in limited partnerships. The Company applies its normal lending standards when extending credit commitments. Since several of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is not obtained for commitments to extend credit, but is obtained when loans are closed based on an assessment of the customers' creditworthiness. The Company's maximum exposure to credit loss is represented by the contractual amount of the commitments. Commitments to extend credit and make equity investments aggregated approximately $59,000,000 at December 31, 2000.

       CONTINGENCIES

       On January 21, 1998, a Complaint and Petition for Class Action Certification was filed against the Company by an individual on behalf of a class of all Georgia policyholders of the Company who had their insurance policies replaced with a universal life policy. The litigation asserted causes of action against the Company and its agents in replacement of existing life insurance policies in the State of Georgia. The action was to be expanded to seek certification of a class relating to the sale of policies by the Company to replace existing life insurance policies within the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia.

       After extended negotiations, the plaintiff and the Company agreed to settle the litigation pursuant to the provisions of an agreement dated March 24, 1999 that was subsequently approved by the Court. Under the settlement, class members are entitled to choose from two basic types of relief: General Relief and Special Adjudication Relief. In general, these benefits will be based upon the expenses and other fees that were charged against the cash value of the policy or policies that were replaced with a flexible premium or universal life policy. The Company has further agreed to pay certain costs and attorney's fees up to a specified amount.

       All costs of the settlement, which were not material, were accrued by the Company in 1998.

       The Company and other parties are defendants in various lawsuits (not covered by existing claim reserves) which, in the opinion of management, based on the advice of legal counsel, will be disposed of without significant liability.

       The Company is currently under audit by the Mississippi State Tax Commission (MSTC) for the tax years ended 1997, 1996 and 1995. The MSTC has proposed that the Company pay additional state income taxes, including interest, of approximately $12,800,000. A final settlement has not been reached between the Company and the MSTC. Management has evaluated the impact of this issue on the Company's statutory financial statements and has concluded that the ultimate resolution of this matter will not materially affect the Company's financial position or results of operations.


(10) LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

       Activity in the liability for unpaid accident and health claims and claims adjustment expenses is summarized in the following table. The liability for unpaid accident and health claims and claims adjustment expenses includes policy and contract claims in process and the corresponding claims reserve. These amounts are included as a component of the aggregate reserve for accident and health contracts and the liability for policy and contract claims presented in the accompanying statutory statements of admitted assets, liabilities and stockholders' equity.

                                                                           2000            1999
                                                                      --------------  --------------
            Balance January 1                                       $   16,304,881      13,983,613
                Less reinsurance recoverables                            6,584,747       5,170,681
                                                                      --------------  --------------
            Net balance January 1                                        9,720,134       8,812,932
                                                                      --------------  --------------
            Incurred related to:
                Current year                                             6,726,230       7,220,529
                Prior year                                                 266,741         469,790
                                                                      --------------  --------------
                               Total incurred                            6,992,971       7,690,319
                                                                      --------------  --------------
            Paid related to:
                Current year                                             3,564,730       3,980,410
                Prior year                                               3,103,479       2,802,707
                                                                      --------------  --------------
                               Total paid                                6,668,209       6,783,117
                                                                      --------------  --------------
            Net balance December 31                                     10,044,896       9,720,134
                Plus reinsurance recoverables                            7,188,914       6,584,747
                                                                      --------------  --------------

            Balance December 31                                     $   17,233,810      16,304,881
                                                                      ==============  ==============

(11)   FAIR VALUES OF FINANCIAL INSTRUMENTS

       The carrying amounts of cash, cash equivalents, short-term investments, accounts receivables and payables approximate their fair values due to the short-term nature of these financial instruments.

       The carrying amounts and fair values of the Company's debt and equity securities are disclosed in note 2 of the notes to the statutory financial statements. For marketable debt and equity securities, fair values are based on quoted market prices. If a quoted market price is not available, as in the case of private placements, fair value is estimated using quoted market prices for similar securities.

       The fair value for mortgage and other loans was determined on a loan by loan basis using market yields and coupon rates. Market yield for each loan was determined by adding an appropriate pricing spread to the yields on similar maturity treasury issues. The fair value for each loan was calculated as the present value of the future interest and principal payments at the market yield. The carrying value of notes payable approximates fair value because of the short-term nature of these financial instruments and the relative immateriality of the balances. The carrying amount and fair value of the Company's investments in mortgage and other loans and notes payable at December 31, 2000 and 1999 follow:

                                                    2000                               1999
                                       -------------------------------   --------------------------------
                                          CARRYING        ESTIMATED         CARRYING         ESTIMATED
                                           AMOUNT         FAIR VALUE         AMOUNT          FAIR VALUE
                                       --------------   --------------   ---------------   --------------
       Commercial mortgages          $  960,124,326      979,884,000       895,698,987      879,093,000
       Residential mortgages                488,487          480,000           533,560          501,000
       Other loans                          415,600          416,000           958,695          959,000
                                       --------------   --------------   ---------------   --------------

                                     $  961,028,413      980,780,000       897,191,242      880,553,000
                                       ==============   ==============   ===============   ==============

       Notes payable                 $   34,120,815       34,120,815        28,315,015       28,315,015
                                       ==============   ==============   ===============   ==============

       Covered call options are the primary derivative financial instrument used by the Company. The fair value of these options are obtained from market quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreement. The carrying amount and fair value of these options written and outstanding at December 31, 2000 are $192,444 and $471,500, respectively ($968,076 and $365,381 at December
       31, 1999).

       The fair value of annuity contracts was determined to be the Company's statutory reserve as such amount most closely approximates the current value of the expected payments under such contracts. Such reserve is higher than the policy surrender values, which is considered the floor value and lower than the account value, which is considered the maximum value. The account value does not approximate the amount the Company anticipates paying under such contracts due to anticipated surrenders.

       Assets held in separate accounts are reported in the accompanying statutory financial statements at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

       It is not considered practicable to determine the fair value of the Company's liability for pension plan administration funds due to the difficulty in calculating an estimated payment pattern and period. Such funds currently bear interest at a rate of approximately 8.30%. The interest rate will adjust annually based on investment portfolio returns for the related assets. Such funds have no stated maturity.

(12)   PERMITTED STATUTORY ACCOUNTING PRACTICES

       The Company, domiciled in the State of Mississippi, prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners
       (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

       The Company records its investment in common stock of two telecommunications companies at the lower of cost or fair value. The fair value and cost of these investments are approximately $141,000,000 and $10,168,650, respectively, at December 31, 2000 and $260,000,000 and
       $10,168,650, respectively, at December 31, 1999. Generally, common stocks are carried at fair value under statutory accounting practices; however, carrying these investments at the lower of cost or fair value has been permitted by the Insurance Department of the State of Mississippi because these investments are subject to certain pledges and other restrictions. The transfer or sale of the stock by the Company is restricted by Federal securities rules and regulations, including Rules 144 and 145, promulgated under the Securities Act of 1933, as amended. The stock is also pledged to secure repayment of a $16.8 million non-recourse loan (plus accrued interest) from a third party to one of the investees, which matures in January 2007, if not sooner paid. Further, a portion of the Company's investment is escrowed to secure certain non-recourse indemnification obligations.


(13)   RISK-BASED CAPITAL

       In order to enhance the regulation of insurer solvency, the NAIC adopted a formula and model law to implement Risk-Based Capital (RBC) requirements for life and annuity insurance companies, which is designed to assess minimum capital requirements. RBC requirements are used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. For this purpose, an insurer's surplus is measured relative to its specific asset and liability profiles. A company's risk-based capital is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases.

       At December 31, 2000, the Company and its insurance subsidiary had adjusted capital in excess of required amounts.

(14)   SEPARATE ACCOUNTS

       Separate account assets held by the Company consist of common stocks and are carried at fair value. The investment risks associated with market value changes are borne entirely by the policyholder.

       Separate account premiums and other considerations amounted to $19,570,667 in 2000. Reserves for separate accounts with the assets at fair value were $17,172,397 at December 31, 2000.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                                   SCHEDULE 1
       Summary of Investments - Other than Investments in Related Parties

                                December 31, 2000
                                 (in thousands)


                                                             COST OR                            AS SHOWN ON
                                                            AMORTIZED                           THE BALANCE
                                                               COST            FAIR VALUE          SHEET
                                                          --------------   -----------------  ---------------
Bonds:
    United States Government and government
       agencies and authorities                         $      489,060             504,380          489,060
    Foreign governments                                             --                  --               --
    Public utilities                                           274,720             276,485          274,720
    Mortgage-backed securities                               1,335,456           1,350,645        1,335,456
    All other corporate bonds                                1,944,306           1,882,387        1,944,306
                                                          --------------   -----------------  ---------------
                   Total bonds                               4,043,542           4,013,897        4,043,542
                                                          --------------   -----------------  ---------------

Equity Securities:
    Common stocks (1)
       Public utilities                                            487               1,626            1,626
       Banks, trusts, and insurance companies                   29,315              47,327           47,327
       Industrial, miscellaneous and all other                 187,242             312,147          181,387
    Nonredeemable preferred stocks                              52,414              58,693           52,414
                                                          --------------   -----------------  ---------------
                   Total equity securities                     269,458             419,793          282,754
                                                          --------------   -----------------  ---------------

Mortgage loans on real estate                                  961,028                 N/D          961,028
Real estate:
    Home office property                                        33,099                 N/D           17,346
    Real estate held for investment                             82,706                 N/D           58,263
    Real estate acquired in satisfaction of debt                 2,474                 N/D            2,438
Policy loans                                                   326,419                 N/D          326,419
Partnership interests                                          206,028                 N/D          257,460
Short-term investments and cash                                116,910             117,141          117,141
                                                          --------------   -----------------  ---------------

                   Total investments                    $    6,041,664                 N/A        6,066,391
                                                          ==============   =================  ===============

(1) Investment in common stocks does not include the Company's investment in the Virginia Farm Bureau, a related party, with a cost and fair value of $10,002 and $6,746, respectively.
N/D - not determined
N/A - not applicable



See accompanying independent auditors' report.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                                   SCHEDULE 2
                       Supplementary Insurance Information
                                 (in thousands)

                                                                           AS OF DECEMBER 31
                                              -----------------------------------------------------------------------------

                                                                  FUTURE POLICY
                                                 DEFERRED           BENEFITS,                               OTHER POLICY
                                                  POLICY          LOSSES, CLAIMS                             CLAIMS AND
                                               ACQUISITION        AND SETTLEMENT          UNEARNED            BENEFITS
                                                  COSTS              EXPENSES             PREMIUMS            PAYABLE
                                              ---------------   ---------------------------------------   -----------------
SEGMENT
2000:
    Life insurance                         $          --             2,544,552               1,334             378,296
    Accident & health insurance                       --                23,892                 257               1,479
    Annuity                                           --             2,156,024                  --                  33
    Property & liability insurance                    --                    --                  --                  --
                                              ---------------   -------------------   -----------------   -----------------

                                           $          --             4,724,468               1,591             379,808
                                              ===============   ===================   =================   =================

1999 (3):
    Life insurance                         $          --             2,423,261               1,533             367,721
    Accident & health insurance                       --                21,000                 301               1,699
    Annuity                                           --             2,164,420                  --                  32
    Property & liability insurance                    --                    --                  --                  --
                                              ---------------   -------------------   -----------------   -----------------

                                           $          --             4,608,681               1,834             369,452
                                              ===============   ===================   =================   =================


                                                                     FOR THE YEARS ENDED DECEMBER 31
                                       -------------------------------------------------------------------------------------------

                                                                                                   AMORTIZATION
                                                                                 BENEFITS,          OF DEFERRED
                                                                NET           CLAIMS, LOSSES          POLICY             OTHER
                                           PREMIUM          INVESTMENT        AND SETTLEMENT        ACQUISITION        OPERATING
                                         REVENUE (1)          INCOME             EXPENSES              COSTS          EXPENSES (2)
                                       ----------------   ----------------   ------------------   ----------------   -------------
SEGMENT
2000:
    Life insurance                         397,038            205,024              346,879                 --           115,055
    Accident & health insurance             20,068              1,166                9,238                 --            10,364
    Annuity                                174,460            185,748              306,092                 --            17,994
    Property & liability insurance              --                 --                   --                 --                --
                                       ----------------   ----------------   ------------------   ----------------   -------------

                                           591,566            391,938              662,209                 --           143,413
                                       ================   ================   ==================   ================   =============

1999 (3):
    Life insurance                         384,365            199,521              349,091                 --           112,923
    Accident & health insurance             19,745              1,031               10,565                 --             9,921
    Annuity                                181,559            167,129              294,088                 --            19,085
    Property & liability insurance              --                 --                   --                 --                --
                                       ----------------   ----------------   ------------------   ----------------   -------------

                                           585,669            367,681              653,744                 --           141,929
                                       ================   ================   ==================   ================   =============

1998:
    Life insurance                         374,107            199,957              337,429                 --           110,366
    Accident & health insurance             18,138                930                9,130                 --             9,913
    Annuity                                172,009            165,342              288,295                 --            18,037
    Property & liability insurance              --                 --                   --                 --                --
                                       ----------------   ----------------   ------------------   ----------------   -------------

                                           564,254            366,229              634,854                 --           138,316
                                       ================   ================   ==================   ================   =============

(1) Life insurance premium revenue includes supplementary contracts, dividend accumulations and other.

(2) Commissions, taxes, licenses and fees reflect actual expenses by segment. All other operating expenses are allocated to each segment on the basis of policy count and time studies.

(3) 1999 amounts exclude the effects of the Company's cancellation of its coinsurance agreement with Southern Capital.



See accompanying independent auditors' report.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                                   SCHEDULE 3
                                   Reinsurance

              For the years ended December 31, 2000, 1999, and 1998
                                 (in thousands)

                                                                                                                     PERCENTAGE OF
                                                                  CEDED TO          ASSUMED                             AMOUNT
                                                GROSS              OTHER              FROM              NET           ASSUMED TO
                                                AMOUNT           COMPANIES         COMPANIES           AMOUNT             NET
                                           ----------------   -----------------  ---------------   --------------   ---------------
2000:
    Life insurance in force               $  49,171,382           3,351,731               --        45,819,651               --
                                           ================   =================  ===============   ==============   ===============
Premiums:
    Life insurance                        $     372,826              10,712               --           362,114               --
    Accident & health insurance                  41,993              21,925               --            20,068               --
    Annuity                                     183,794               9,334               --           174,460               --
    Property & liability insurance                   --                  --               --                --               --
                                           ----------------   -----------------  ---------------   --------------   ---------------
                   Total premiums         $     598,613              41,971               --           556,642               --
                                           ================   =================  ===============   ==============   ===============
1999:
    Life insurance in force               $  47,232,286           3,343,988               --        43,888,298               --
                                           ================   =================  ===============   ==============   ===============

Premiums:
    Life insurance                        $     363,439              15,158               --           348,281               --
    Accident & health insurance                  40,238              20,493               --            19,745               --
    Annuity                                     181,559                  --               --           181,559               --
    Property & liability insurance                   --                  --               --                --               --
                                           ----------------   -----------------  ---------------   --------------   ---------------
                   Total premiums         $     585,236              35,651               --           549,585               --
                                           ================   =================  ===============   ==============   ===============
1998:
    Life insurance in force               $  45,128,699           4,229,119               --        40,899,580               --
                                           ================   =================  ===============   ==============   ===============
Premiums:
    Life insurance                        $     345,614              14,424               --           331,190               --
    Accident & health insurance                  38,908              20,770               --            18,138               --
    Annuity                                     172,009                  --               --           172,009               --
    Property & liability insurance                   --                  --               --                --               --
                                           ----------------   -----------------  ---------------   --------------   ---------------
                   Total premiums         $     556,531              35,194               --           521,337               --
                                           ================   =================  ===============   ==============   ===============

See accompanying independent auditors' report.

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                    Statutory Statements of Admitted Assets,
                      Liabilities and Stockholders' Equity

                               September 30, 2001

                        ADMITTED ASSETS                                            UNAUDITED
                                                                                ----------------
Investments:
    Bonds, at amortized cost                                                  $  4,259,960,717

    Stocks:
       Preferred stocks, at cost                                                    58,835,072
       Common stocks, generally at fair value                                      272,425,868
                                                                                ----------------
                   Total stocks                                                    331,260,940
                                                                                ----------------
    Mortgage and other loans                                                     1,001,107,164
    Real estate:
       Home office property, at cost                                                16,659,443
       Real estate held for investment, at cost                                     59,163,349
                                                                                ----------------
                   Total real estate                                                75,822,792
                                                                                ----------------
    Investment in subsidiaries                                                       5,422,315
    Partnership interests, at approximate equity in net assets                     271,798,121
    Cash and cash equivalents                                                       30,782,477
    Policy loans                                                                   332,059,863
                                                                                ----------------
                   Total investments                                             6,308,214,389
                                                                                ----------------
Premiums deferred and uncollected                                                   89,148,033
Accrued investment income                                                           75,353,846
Deferred taxes and other assets                                                     23,637,028
Due from subsidiaries and other affiliates                                           2,902,729
Other receivables                                                                   22,868,146
Separate account assets                                                             25,135,338
                                                                                ----------------
                                                                              $  6,547,259,509
                                                                                ================

             LIABILITIES AND STOCKHOLDERS' EQUITY                                 UNAUDITED
                                                                              ----------------
Aggregate reserves for all policies:
    Life and annuity policies and contracts                                 $  4,885,086,087
    Accident and health contracts                                                 26,093,820
                                                                              ----------------
                   Total policy reserves                                       4,911,179,907
                                                                              ----------------
Policy and contract claims                                                        19,997,662
Policyholders' funds:
    Premiums received in advance                                                   1,330,667
    Funds on deposit                                                              35,000,439
    Accrued policy dividends                                                      57,840,456
    Dividends left on deposit                                                    303,901,401
                                                                              ----------------
                   Total policyholders' funds                                    398,072,963
                                                                              ----------------
Pension plan administration funds                                                269,510,913

General liabilities:
    Taxes, other than federal income taxes                                         3,640,521
    Federal income taxes                                                           4,625,232
    Due to subsidiaries and other affiliates                                       2,186,037
    Commissions                                                                    5,354,448
    Notes payable                                                                 42,877,829
    Accounts payable and other liabilities                                        55,810,806
                                                                              ----------------
                   Total general liabilities                                     114,494,873
                                                                              ----------------
Asset valuation reserve                                                           94,765,889
Separate account liabilities                                                      25,135,338
                                                                              ----------------
                   Total liabilities                                           5,833,157,545
                                                                              ----------------
Stockholders' equity:
    Common stock of $100 par value.  Authorized 20,000 shares;
       issued and outstanding 15,000 shares                                        1,500,000
    Additional paid-in capital                                                       400,000
    Unassigned surplus                                                           712,201,964
                                                                              ----------------
                   Total stockholders' equity                                    714,101,964
                                                                              ----------------
                                                                            $  6,547,259,509
                                                                              ================

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                        Statutory Statements of Earnings

                      Nine Months ending September 30, 2001

                                                                                    UNAUDITED
                                                                                -----------------
Income:
    Premiums and other considerations:
       Life premiums                                                          $     288,396,044
       Annuity premiums and other fund deposits                                     192,891,120
       Accident and health premiums                                                  14,967,841
       Supplementary contracts                                                        5,523,876
    Reserve adjustments on reinsurance ceded                                          5,020,672
    Net investment income                                                           310,703,994
    Other                                                                               358,071
                                                                                -----------------
                   Total income                                                     817,861,618
                                                                                -----------------

Benefits and reserve changes:
    Death benefits                                                                   77,632,210
    Accident and health benefits                                                      5,785,343
    Surrender and other life insurance benefits                                     196,445,461
    Annuity benefits                                                                 23,353,856
    Net increase in aggregate reserves, certain funds on deposit,
       and loading on deferred and uncollected premiums                             216,825,769
    Interest and adjustments on policy or deposit-type contract funds                25,774,736
    Payments on supplementary contracts                                               9,015,741
                                                                                -----------------
                   Total benefits and reserve changes                               554,833,116
                                                                                -----------------

Other operating expenses:
    Commissions                                                                      43,018,905
    General insurance expenses                                                       66,047,511
    Taxes, licenses and fees                                                         10,548,253
                                                                                -----------------
                   Total other operating expenses                                   119,614,669
                                                                                -----------------

                   Earnings before policyholders' dividends, federal
                     income taxes and realized investment gains                     143,413,833

Policyholders' dividends                                                             43,338,952
                                                                                -----------------
                   Earnings before federal income taxes and
                     realized investment gains                                      100,074,881

Federal income taxes                                                                 34,571,500
                                                                                -----------------
                   Earnings before realized investment gains                         65,503,381

Realized investment losses                                                          (35,034,638)
    Adjusted for:
       Federal income taxes                                                           6,968,158
       Transfer to interest maintenance reserve                                      14,673,174
                                                                                -----------------
                   Realized investment losses, net                                  (13,393,306)
                                                                                -----------------
                   Net earnings                                               $      52,110,075
                                                                                =================

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

             Statutory Statements of Changes in Stockholders' Equity

                      Nine Months ending September 30, 2001

                                                                                   UNAUDITED

                                                                                 ADDITIONAL
                                                                  COMMON          PAID-IN          UNASSIGNED
                                                                  STOCK           CAPITAL            SURPLUS
                                                             --------------   --------------   -----------------
Balance, December 31, 2000                                 $    1,500,000          400,000         658,576,885

Net earnings                                                           --               --          52,110,075
Unrealized investment losses, net                                      --               --         (21,230,606)
Change in equity of subsidiaries                                       --               --             171,708
Change in net deferred income tax                                      --               --            (329,357)
Decrease in asset valuation reserve                                    --               --          15,520,846
Increase in nonadmitted assets                                         --               --         (15,751,141)
Cumulative effect of change in accounting principles                   --               --          23,270,154
Cash dividends to stockholders                                         --               --            (136,600)
                                                             --------------   --------------   -----------------

Balance, September 30, 2001                                     1,500,000          400,000         712,201,964
                                                             ==============   ==============   =================

                   SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                       Statutory Statements of Cash Flows

                      Nine Months ending September 30, 2001

                                                                                   UNAUDITED
                                                                              ------------------
Cash from operations:
    Premiums, annuity considerations, and other fund deposits               $      476,739,427
    Other premiums, considerations and deposits collected                            5,523,876
    Reinsurance reserve adjustments received on reinsurance ceded                   10,013,619
    Investment income received                                                     305,439,912
    Other income received                                                              358,071
                                                                              ------------------
                                                                                   798,074,905
                                                                              ------------------
    Life and accident and health claims paid                                       (83,244,201)
    Surrender benefits paid                                                       (195,667,899)
    Annuity and other benefits paid to policyholders                               (63,885,709)
                                                                              ------------------
                                                                                  (342,797,809)
                                                                              ------------------
    Commissions, taxes and other expenses paid                                    (120,645,467)
    Dividends paid to policyholders                                                (42,543,820)
    Federal income taxes paid                                                       (5,616,221)
                                                                              ------------------
                                                                                  (168,805,508)
                                                                              ------------------
                   Net cash from operations                                        286,471,588
                                                                              ------------------

Cash from investments:
    Proceeds from investments sold, matured or repaid:
       Bonds                                                                       743,262,704
       Common and preferred stocks                                                  88,329,993
       Mortgage loans                                                               46,449,864
       Real estate                                                                   3,490,071
       Other invested assets                                                        37,940,315
       Cash, short-term investments and miscellaneous proceeds                       1,039,268
       Federal income taxes on net capital gains                                   (25,054,096)
                                                                              ------------------
                   Total investment proceeds                                       895,458,119
                                                                              ------------------

    Cost of investments acquired:
       Bonds                                                                    (1,007,572,910)
       Common and preferred stocks                                                (132,279,736)
       Mortgage loans                                                              (86,525,000)
       Real estate                                                                  (1,075,941)
       Other invested assets                                                       (53,709,774)
                                                                              ------------------
                   Total investments acquired                                   (1,281,163,361)
                                                                              ------------------

    Net increase in policy loans                                                    (5,640,929)
                                                                              ------------------

                   Net cash from investments                                      (391,346,171)
                                                                              ------------------

Cash from financing and miscellaneous sources:
    Advances on notes payable                                                       17,280,182
    Payments on notes payable                                                       (8,523,168)
    Deposits on deposit-type contract funds                                         60,340,385
    Withdrawals on deposit-type contract funds                                     (33,899,385)
    Other cash provided                                                             20,842,791
    Dividends paid to stockholders                                                    (136,600)
    Other cash applied                                                             (37,388,045)
                                                                              ------------------

                   Net cash from financing and miscellaneous sources                18,516,160
                                                                              ------------------

Net (decrease) in cash and short-term investments                                  (86,358,423)

Cash and short-term investments:
    Beginning of year                                                              117,140,900
                                                                              ------------------

    End of year                                                             $       30,782,477
                                                                              ==================

NOTE: The preceding unaudited interim statutory financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim period presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results for the nine-months ended September 30, 2001 are not necessarily indicative of results to be expected for the full year.

                                    PART II.

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                    REPRESENTATION PURSUANT TO SECTION 26(f)

         Southern Farm Bureau Life Insurance Company (the "Company") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:
The facing sheet
The Prospectus, consisting of 86 pages
The undertaking to file reports
Representation pursuant to Section 26(f)
The Rule 484 undertaking
The signatures

Written consent of the following persons:

         (a)      Kenneth P. Johnston, Actuary
         (b)      Joseph A. Purvis, Esq.
         (c)      Sutherland Asbill & Brennan LLP

         (d)      KPMG LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

     A. (1) Resolution of the Board of Directors of Southern Farm Bureau Life Insurance Company establishing Southern Farm Bureau Life Variable Life Account (the "Separate Account") (3)

          (2)  Not Applicable (Custody Agreement)

          (3)  Distribution of Policies
               (a)  Form of Principal Underwriting Agreement (2)
               (b)  Amendment to Form of Principal Underwriting Agreement (1)

          (4) Not Applicable (Agreements between the Company, the principal underwriter, or custodian other than those set forth above in
               A. (1), (2), and (3))

          (5)  Specimen Adjustable Premium Variable Life Insurance Policy (3)
               (a)  Waiver of Monthly Deductions Agreement (3)
               (b)  Children's Term Rider (3)
               (c)  Accelerated Benefit Rider (3)
               (d) Revised Specimen Adjustable Premium Variable Life Insurance Policy (1)

          (6)  (a)  Articles of Incorporation of the Company (2)
               (b)  By-Laws of the Company (2)

          (7) Not Applicable (Any insurance policy under a contract between the Separate Account and Company)

          (8) (a) Form of Participation Agreement for T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc. (2)
               (b) Amendment to Form of Participation Agreement for T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc. (1)
               (c) Form of Participation Agreement for Fidelity Variable Insurance Products Fund (2)
               (d) Form of Participation Agreement for Fidelity Variable Insurance Products Fund II (2)
               (e) Form of Participation Agreement for Fidelity Variable Insurance Products Fund III (2)
               (f) Amendment to Form of Participation Agreement for Fidelity Variable Insurance Products Fund (1)
               (g)  Amendment to Form of Participation Agreement for Fidelity

                    Variable Insurance Products Fund II (1)
               (h) Amendment to Form of Participation Agreement for Fidelity Variable Insurance Products Fund III (1)

          (9) Not Applicable (All other material contracts concerning the Separate Account)

          (10) Application for Adjustable Premium Variable Life Insurance Policy (3)

          (11) Issuance, transfer and redemption procedures memorandum (1)

2. Opinion of Counsel as to the legality of the securities being registered (3)

3. Not Applicable (Financial statements omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I

4.   Not Applicable

5. Opinion and consent of Kenneth P. Johnston as to actuarial matters pertaining to the securities being registered (3)

6.   Consent of Sutherland Asbill & Brennan LLP (1)

7.   Consent of KPMG LLP (1)

8.   Powers of Attorney (3)

-------------------------------------------

(1)  Filed herewith.

(2) Incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-79865; 811-9371) filed with the Securities and Exchange Commission on June 3, 1999.

(3) Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-68114) filed with the Securities and Exchange Commission on August 22, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Southern Farm Bureau Life Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Jackson, State of Mississippi on this 21st day of January, 2002.

(Seal)                    Southern Farm Bureau Life Variable Life Account
                                  (Registrant)

                          Southern Farm Bureau Life Insurance Company
                                  (Depositor)

/s/ Joseph A. Purvis                                 /s/ Bobby P. Waters
-------------------------                            -------------------
Joseph A. Purvis                                     Bobby P. Waters
Vice President, General Counsel and Secretary        Executive Vice President
                                                     Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                                        TITLE                                           DATE
  /s/ Bobby P. Waters                Executive Vice President, Chief Executive Officer                     January 21, 2002
  -------------------                [Principal Executive Officer]
  Bobby P. Waters

  /s/ Laurence E. Favreau            Senior Vice President, Chief Financial Officer [Principal             January 21, 2002
  -------------------------          Financial Officer] [Principal Accounting Officer]
  Laurence E. Favreau

  /s/ Gino Gianfrancesco             Senior Vice President, Marketing                                      January 21, 2002
  -------------------------
  Gino Gianfrancesco

  /s/ J. Joseph Stroble              Senior Vice President, Policy Administration and Assistant            January 21, 2002
  ---------------------              Secretary
  J. Joseph Stroble

  /s/ Joseph A. Purvis               Vice President, General Counsel and Secretary                         January 21, 2002
  -------------------------
  Joseph A. Purvis

              *
  --------------------------
  Carl B. Loop, Jr.                  President and Chairman of the Board                                   January 21, 2002

              *
  --------------------------
  Wayne Dollar                       First Vice President and Director                                     January 21, 2002

              *
  --------------------------
  Ronald R. Anderson                 Director                                                              January 21, 2002

              *
  --------------------------
  Donald Childs                      Director                                                              January 21, 2002

              *
  --------------------------

          SIGNATURE                                        TITLE                                           DATE
  Marshall Coyle                                         Director                                          January 21, 2002

              *
  -------------------------
  Kenneth Dierschke                                      Director                                          January 21, 2002

              *
  -------------------------
  Ben M. Gramling, II                                    Director                                          January 21, 2002

              *
  -------------------------
  Bruce L. Hiatt                                         Director                                          January 21, 2002

              *
  -------------------------
  David Hillman                                          Director                                          January 21, 2002

              *
  -------------------------
  Kenneth M. Middleton, II                               Director                                          January 21, 2002

              *
  -------------------------
  Bryan Mitchell                                         Director                                          January 21, 2002

              *
  -------------------------
  Sam Moore                                              Director                                          January 21, 2002

              *
  -------------------------
  Donald Patman                                          Director                                          January 21, 2002

              *
  -------------------------
  Wayne F. Pryor                                         Director                                          January 21, 2002

              *
  -------------------------
  Stanley E. Reed                                        Director                                          January 21, 2002

              *
  -------------------------
  Rick Roth                                              Director                                          January 21, 2002

              *
  -------------------------
  David Waide                                            Director                                          January 21, 2002

              *
  -------------------------
  David M. Winkles, Jr.                                  Director                                          January 21, 2002

              *
  -------------------------
  Larry B. Wooten                                        Director                                          January 21, 2002

              *
  ---------------------------
  J. M. Wright, Jr.                                      Director                                          January 21, 2002


* By      /s/ Joseph A. Purvis       January 21, 2002
          ----------------------
          Joseph A. Purvis, Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit 1A(3)(b) - Amendment to Form of Principal Underwriting Agreement

Exhibit 1A(5)(d) - Revised Specimen Adjustable Premium Variable Life Insurance
                   Policy

Exhibit 1A(8)(b) - Amendment to Form of Participation Agreement for T. Rowe
                   Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc.

Exhibit 1A(8)(f) - Amendment to Form of Participation Agreement for Fidelity
                   Variable Insurance Products Fund

Exhibit 1A(8)(g) - Amendment to Form of Participation Agreement for Fidelity
                   Variable Insurance Products Fund II

Exhibit 1A(8)(h) - Amendment to Form of Participation Agreement for Fidelity
                   Variable Insurance Products Fund III

Exhibit 1A(11) - Issuance, transfer and redemption procedures memorandum

Exhibit 6 - Consent of Sutherland Asbill & Brennan LLP

Exhibit 7 - Consent of KPMG LLP